Form 10-K, Exhibit 13
period 1995-12-31
REDWOOD EMPIRE BANCORP
filed 1996-03-11
CIK 840007

                                      1995

                                     ANNUAL

                                     REPORT


[REDWOOD EMPIRE BANCORP IN SCRIPT]


                     [4 PHOTO MONTAGE OF REDWOOD TREE PARTS]






                          [REDWOOD EMPIRE BANCORP LOGO]

[REDWOOD EMPIRE BANCORP LOGO]

[REDWOOD EMPIRE BANCORP IN SCRIPT]


Redwood Empire Bancorp and its consolidated subsidiaries provide diverse financial products and services. Redwood's commercial bank subsidiary, National Bank of the Redwoods, offers financial services primarily to business and professionals in the North Coast counties of California. Redwood's subsidiary, Allied Bank, F.S.B., conducts mortgage banking activities throughout Northern and Central California and Oregon.

Redwood's business plan includes the development of fee-based products and services which will provide insulation to the Company's results from changes in interest rates.

Redwood's stock is listed and traded on the American Stock Exchange under the symbol "REB."








Note: All per share information set forth in this Annual Report has been adjusted as appropriate to reflect 3% stock dividends paid in January 1994, 1993, 1992 and 1991.

DEAR SHAREHOLDERS

We are pleased to report significant improvement in the consolidated financial condition and consolidated results of operations of Redwood Empire Bancorp as of and for the year ended December 31, 1995. The successful development and implementation of our turnaround strategy relating to our Allied Bank subsidiary along with a favorable external environment provided for a dramatic rebound in several key measurements of financial performance and strength of the Company. For the year ended December 31, 1995 the Company recorded net income of $3,313,000 or $1.04 per share as compared to a net loss of $3,035,000 or $1.31 per share in 1994. The Company's capital ratios were also improved. The consolidated leverage ratio, which is a key regulatory capital adequacy measure, improved from 4.08% as of December 31, 1994 to 5.14% as of December 31, 1995 or a 26% increase. As of December 31, 1995 the Company and its subsidiaries maintained capital in excess of what is deemed by Federal Banking Regulators as "well capitalized". Total assets of the Company, which ballooned to $630,652,000 as of December 31, 1994, were reduced to $557,910,000 as of
December 31, 1995.

     As most of you are aware, Redwood Empire Bancorp entered 1995 faced with significant challenges. Allied Bank, F.S.B., the Company's mortgage banking arm and wholly owned subsidiary, through balance sheet growth and geographic expansion in 1994, created a higher than normal level of interest rate risk, capital adequacy concerns and unprofitable operations for both Allied and the Company.

                [Graph of Fully Diluted Earnings per share 91-95]

                                        1991     1992     1993    1994    1995

Fully Diluted Earnings per share       $0.91    $1.10    $1.44  ($1.31)  $1.04

     The Company's management and Board of Directors met these challenges by the development of a 1995 Allied business plan which called for asset reduction, expense control, capital improvement and revenue diversification. Through a series of asset sales which disposed of all of Allied's held for sale COFI loan position, Allied's total assets were reduced from $413,789,000 as of December 31, 1994 to $318,996,000 as of December 31, 1995. Allied's overhead, which amounted to $20,315,000 in the year ended December 31, 1994, was reduced to $15,638,000 in 1995 through the implementation of a cost reduction program.
With the development of Allied Diversified Credit, the savings bank's non-agency lending arm, and increased construction lending, Allied was able to diversify its revenue sources.

     All these efforts were aided by a much improved interest rate environment. This improvement is best evidenced by an improvement in the long bond rate which was 7.89% of December 31, 1994 as compared to 6.03% as of December 31, 1995. As a result of this improvement, Allied's mortgage loan originations in the second half of 1995 amounted to $660 million as compared to $338 million in the same period in 1994. This interest rate trend certainly bodes well for Allied in 1996 as our January mortgage loan originations amounted to $141 million as compared to $16 million in January of 1995.

     As a result of the above factors, Allied recorded net income of $2,202,000 for the year ended December 31, 1995 as compared to a net loss of $3,116,000 in 1994. Allied's capital ratios, as evidenced by its core capital ratio, improved from 4.27% as of December 31, 1994 to 6.26% as of December 31, 1995. Its interest rate risk is now within regulatory guidelines, as measured by the Office of Thrift Supervision. The company is pleased with Allied's turnaround performance.

     During 1995 the Company embarked on an extensive strategic review of the operations of Allied. As a result of this review, your Board of Directors has initiated a process to evaluate various strategic options of the Company relating to Allied. These options may include a sale, or partial sale of Allied, or merging Allied into National Bank of the Redwoods. At the time of this letter no determination has been made with respect to this evaluation process.

                            [Graph of Capital Ratios]


Capital Ratios                               1994              1995

Total Capital to Risk-weighted Assets       10.75%            11.68%
Tier 1 Capital to Risk-weighted Assets       6.55%             7.24%
Leverage Ratio                               4.08%             5.14%


     We are pleased to announce that National Bank of the Redwoods enjoyed another record year in 1995. Net income for the Bank was $2,332,000 in 1995 as compared to $1,816,000 in 1994. Total assets of the Bank amounted to $238,791,000 at December 31, 1995 as compared to $215,553,000 one year ago. The increase in net income for the Bank was the result of an increase in the Bank's net interest income and growth in fee-based products and services. Growth of the Bank in 1995 was principally due to in-market deposit growth of the Bank. As financial institutions are evaluated on their local market share and level of core deposits, we are very pleased with the progress National Bank of the Redwoods has made in these areas in 1995. The Company will continue to focus on building National Bank of the Redwoods' penetration of the commercial banking market in northern California through internal growth and acquisitions.

                  [Graph of High, Low, Close Stock Price]


                                                      Quarter 1994                    Quarter  1995
                                             1        2        3        4       1       2        3        4
STOCK PRICE PERFORMANCE
                             HIGH       $14.63   $13.88   $13.38   $10.50   $7.25   $9.25   $10.13    $9.38
                              LOW        11.75    12.25    10.50     7.00    5.75    6.38     7.25     7.50
                            CLOSE        13.25    13.25    10.50     7.13    6.75    8.50     8.88     8.00


     In October 1995 the Company announced the promotion of Patrick Kilkenny as Chief Executive Officer. Mr. Kilkenny now serves as the Company's and National Bank of the Redwoods' Chief Executive Officer. Mr. Kilkenny brings significant financial institution expertise to the consolidated entity and its particularly adept in product development and strategic planning.

                           [Graph of Return on Common Equity]

Return on common Equity     17.39%    (13.22%)    12.39%


     As we enter into 1996, we wish to reconfirm our Company's mission statement to our shareholders. Our mission statement, which drives each and every business decision made at your Company is simply to "increase shareholder value." We believe this focus has, and will continue to set us apart from other community-based financial institutions. We look forward to fulfilling this mission statement in 1996.

/s/ John H. Downey, Jr.

    John H. Downey, Jr.
   Chairman of the Board

CORPORATE PROFILE


Redwood Empire Bancorp is a financial institution holding company headquartered in Santa Rosa, California, and operating in California, Oregon and Washington. Its wholly-owned subsidiaries are National Bank of the Redwoods ("NBR"), chartered in 1985, and Allied Bank, F.S.B., ("Allied"), chartered in 1986. The Company's business strategy involves two principal business activities, commercial banking and mortgage banking, which are conducted through NBR and Allied, respectively.

NBR provides its commercial banking services through five retail branches located in Sonoma County, California and one retail branch located in Mendocino County, California. Loan services at NBR are generally extended to professionals and to businesses with annual revenues of less than $10 million. Commercial loans are primarily for working capital, asset acquisition and commercial real estate. NBR generates noninterest income through merchant draft processing by virtue of its status as a Principal Bank of Visa/MasterCard. As a Preferred Lender under the Small Business Administration ("SBA") Loan Guarantee Program, NBR generates noninterest income through premiums received on the sale of the guaranteed portions of SBA loans and the resulting on-going servicing income on its SBA portfolio. In addition, NBR offers its customers cash management services through internally-developed proprietary software. The Company's strategy with respect to NBR is to increase NBR's penetration of the commercial banking market in Northern California's coastal counties through internal growth and acquisitions and to develop or enhance fee-based products
and services.   In November 1994, NBR acquired Codding Bank, a California-
chartered bank headquartered in Sonoma County, California. In connection with the acquisition, NBR added two branches and approximately $42 million in assets. In October, 1994 NBR also opened a new branch in Mendocino County, California.

The Company's mortgage banking business is conducted entirely through Allied. The savings bank originates one-to-four family residential mortgage loans which predominately conform to the underwriting standards set by Fannie Mae or Freddie Mac.

LOAN PORTFOLIO
DECEMBER 31, 1995

Residential real estate mortgage                      39%
Commercial real estate mortgage                       15%
Commercial                                            15%
Real estate construction                              16%
Installment and other                                  1%
Mortgage loans held for sale                          14%

Allied also originates mortgage loans through its Allied Diversified Credit division that do not comply with all standards established by governmental agencies. All mortgage loan originations are packaged and sold into the secondary market. Allied sells substantially all the servicing rights on the mortgage loans it sells and from time to time may purchase mortgage loan servicing rights from other companies, thereby generating ongoing servicing fees. In addition, Allied originates construction loans for its portfolio.

SUMMARY OF CONSOLIDATED FINANCIAL
DATA AND PERFORMANCE RATIOS


At or for the Year ended December 31,                1995           1994           1993           1992           1991
--------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


STATEMENTS OF OPERATIONS:
 Total interest income                             $  47,374      $  38,005      $  27,465      $  21,459      $  21,351
 Net interest income                                  19,703         17,339         14,980         11,087          9,483
 Provision for loan losses                             1,590          1,095          1,679          2,272          1,866
 Other operating income                               16,575         10,885         19,177         12,327          7,692
 Net income (loss)                                     3,313         (3,035)         4,564          2,609          1,810
 Net income (loss) available to common equity          2,977         (3,483)         4,132          2,609          1,810
--------------------------------------------------------------------------------------------------------------------------
BALANCE SHEETS:
 Total assets                                      $ 557,910     $  630,652     $  471,674      $ 326,730      $ 235,161
 Total loans                                         368,224        384,569        210,257        185,366        144,896
 Mortgage loans held for sale                         62,620        138,003        168,619         68,186         41,511
 Allowance for loan losses                             5,037          5,787          5,209          4,320          2,441
 Total deposits                                      458,393        469,008        351,775        295,100        207,129
 Shareholders' equity                                 31,585         28,194         31,576         22,251         16,013
--------------------------------------------------------------------------------------------------------------------------
PERFORMANCE RATIOS:
Return on average assets                                 .57%          (.56%)         1.21%           .97%           .82%
Return on average common equity                        12.39         (13.22)         17.39          13.80          12.03
Common dividend payout ratio                             N/A           7.70           2.76
Average equity to average assets                        5.13           5.88           7.56           7.01           6.82
Leverage ratio                                          5.14           4.08           6.99           6.88           6.70
Tier 1 risk-based capital ratio                         7.24           6.55          10.72          10.50           9.29
Total risk-based capital ratio                         11.68          10.75          16.04          11.76          10.54
Net interest margin                                     3.63           3.40           4.20           4.48           4.70
Other operating expense to net interest
  income and other operating income                    79.98         113.46          72.06          70.51          70.42
Average earning assets to average
  total assets                                         93.49          93.39          94.32          91.93          91.29
Nonperforming assets to total assets                    1.28           1.34           1.72           1.94           1.63
Net loan charge-offs to average loans                    .60            .40            .40            .53            .57
Allowance for loan losses to total loans                1.37           1.50           2.48           2.33           1.68
Allowance for loan losses to nonperforming loans      101.88         104.97         122.65         104.15         100.04
--------------------------------------------------------------------------------------------------------------------------
SHARE DATA:
Common shares outstanding (000)                        2,679          2,663          2,598          2,470          1,823
Book value per common share                        $    9.64     $     8.43     $     9.94      $    9.01      $    8.78
Primary earnings (loss) per share                       1.11          (1.31)          1.54           1.11            .91
Fully diluted earnings (loss) per share                 1.04          (1.31)          1.44           1.10            .91
Cash dividend per common share                                         .105           .125            .03
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
Redwood Empire Bancorp ("Redwood" and with its subsidiaries, the "Company") is a financial institution holding company headquartered in Santa Rosa, California.

The Company's business strategy involves two principal business activities, commercial banking and mortgage banking which are conducted through its two principal subsidiaries, National Bank of the Redwoods, a national bank ("NBR"), and Allied Bank, F.S.B., a federal savings bank ("Allied"). Commercial banking activities include portfolio lending, including construction loans, the origination for sale and servicing of Small Business Administration ("SBA") loans, various deposit programs and numerous fee-based services. Mortgage banking activities relate principally to the origination of mortgage loans for sale, servicing of mortgage loans sold to investors, and sale and purchase of mortgage loans and servicing rights.

The Company derives its income from three principal sources: (1) net interest income, which is the difference between the interest income it receives on interest-earning assets and the interest expense it pays on interest-bearing liabilities; (2) mortgage banking operations, which involve the origination for sale and sale of real estate secured loans, the sale of mortgage loan servicing rights, and mortgage loan servicing fee income on loans serviced; and (3) fee income, which includes fees earned on deposit services, income from SBA lending, electronic-based cash management services and merchant sales draft processing.

In an effort to increase shareholder value the Board of Directors is currently evaluating strategic options relating to Allied. These options include a sale or partial sale of Allied or a merger of Allied into NBR. The ultimate resolution of this evaluation process and actions stemming therefrom, if any, cannot currently be determined.

The following analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements of Redwood Empire Bancorp, related notes thereto, and other information presented elsewhere in this Annual Report. Average balances, including such balances used in calculating financial and performance ratios, are generally a blend of daily averages for NBR and for Allied, which management believes are representative of the operations of the Company.

ACQUISITIONS

On November 4, 1994, NBR acquired Codding Bank, a California-chartered bank headquartered in Rohnert Park, California ("Codding"). The purchase price of Codding totalled $7,028,000 in cash, including merger related expenses. At the merger date, the fair value of Codding's assets totalled approximately $42,048,000, including loans of approximately $28,294,000 and investment securities of approximately $7,935,000 and the fair value of liabilities assumed was approximately $43,224,000, including deposits of $42,817,000. The Company recorded goodwill of $1,176,000 which is being amortized over 15 years on a straight-line basis. The Company's consolidated financial statements include the results of Codding beginning October 31, 1994.

RESULTS OF OPERATIONS

The Company's financial results in 1995 improved significantly from the prior year due primarily to improvements in net interest income, improved mortgage banking operations, increased other fee income and reduced corporate overhead. The Company reported net income of $3,313,000, or $1.04 per fully-diluted common share for 1995. In 1994, the Company reported a net loss of $3,035,000 (a loss of $1.31 per fully-diluted share). The Company's net income in 1993 was $4,564,000 ($1.44 per fully-diluted share).

Return on average assets for the year ended December 31, 1995 was .57%, as compared to (.56%) and 1.21% for the years ended December 31, 1994 and 1993. Return on average common equity was 12.39% for the year ended December 31, 1995, as compared to (13.22%) and 17.39% for the years ended December 31, 1994 and 1993.

The Company's mortgage banking operations accounted for approximately $138,000 or 2% of total operating profit in 1995, compared to an operating loss of $9,821,000 in 1994. In 1993, mortgage banking accounted for approximately $4,484,000 or 51% of the Company's operating profit. The improved performance in 1995 in mortgage banking operations was attributable to a favorable interest rate environment, increased production of fixed rate loans and reduced noninterest expense. The decrease in 1994 when compared to 1993 was primarily due to the decreased gain on sale of loans recorded in 1994, restructuring charges associated with the closing of several production offices and the increased overhead attributable to the mortgage banking segment prior to the restructuring. See Note Q to the Consolidated Financial Statements for a description of operating income and for additional information relating to the Company's two principal business lines.

NET INTEREST INCOME. For 1995, the Company's net interest income increased by $2,364,000, to $19,703,000, as compared to $17,339,000 in 1994. Net interest income was $14,980,000 in 1993. This represents an annual increase of approximately 14% in 1995 and 16% in 1994. The increase in 1995 when compared to 1994 is primarily atributable to an increase in construction lending and to afull year impact of the Codding acquistion. The increase in 1994 when compared to 1993 was in part due to the Codding acquisition and an increase in residential mortgage and construction loans.

The following table presents for the years indicated the distribution of consolidated average assets, liabilities and shareholders' equity, as well as the total dollar amounts of interest income from average earning assets and the resultant yields, and the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates. Nonaccrual loans are included in the calculation of the average balances of loans, and interest not accrued is excluded.


                                                         1995                          1994                           1993
                                            AVERAGE              YIELD/    Average             Yield/    Average              Yield/
                                            BALANCE    INTEREST   RATE     Balance   Interest   Rate     Balance    Interest   Rate
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
ASSETS:
Portfolio loans                            $390,664   $ 38,052     9.74%   $287,257  $ 26,057    9.07%   $197,858   $ 18,941   9.57%
Mortgage loans held for sale                 71,395      4,417     6.19     163,495     9,397    5.75     113,961      6,768   5.94
Investment securities                        49,044      3,187     6.50      30,235     1,381    4.57      20,890      1,040   4.98
Federal funds sold                           27,777      1,581     5.69      25,140     1,006    4.00      19,048        592   3.11
Interest-bearing deposits due
  from financial institutions                 3,467        137     3.95       3,661       164    4.48       4,862        124   2.55
-----------------------------------------------------------------------------------------------------------------------------------
    Total earning assets                    542,347     47,374     8.73     509,788    38,005    7.46     356,619     27,465   7.70
-----------------------------------------------------------------------------------------------------------------------------------
Other assets                                 43,758                          41,463                        26,181
Less allowance for
    loan losses                              (6,023)                         (5,353)                       (4,706)
-----------------------------------------------------------------------------------------------------------------------------------
    Total average assets                   $580,082                        $545,898                      $378,094
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY:
Transaction accounts                       $116,316      4,367     3.75    $114,266     3,679    3.22    $107,557      3,423   3.18
Time deposits                               304,396     18,363     6.03     233,896    11,239    4.81     169,212      8,122   4.80
Other borrowings                             71,593      4,941     6.90     105,009     5,748    5.47      28,413        940   3.31
-----------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing
     liabilities                            492,305     27,671     5.62     453,171    20,666    4.56     305,182     12,485   4.09
Demand deposits                              51,946                          44,283                        37,026
Other liabilities                             6,054                          16,339                         7,289
Shareholders' equity                         29,777                          32,105                        28,597
-----------------------------------------------------------------------------------------------------------------------------------
 Total average liabilities and
     shareholders' equity                  $580,082                        $545,898                      $378,094
Net interest spread                                                3.11                          2.90                          3.61
Net interest income and
  net interest margin                                  $19,703     3.63               $17,339    3.40                $14,980   4.20
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------



The Company's average earning assets for 1995 increased approximately 6%, or $32,559,000, to $542,347,000, as compared to $509,788,000 for 1994. Average earning assets increased approximately 43% in 1994 as compared to 1993. The growth in average earning assets for 1995, as well as in 1994 and 1993, was derived principally from portfolio loans, which increased 36% for 1995 and 45% for 1994. Portfolio loans are the Company's highest yielding category of earning assets.

In addition, the average balance of investment securities increased approximately 62% to $49,044,000 in 1995 as compared to $30,235,000 in 1994.

The following table sets forth changes in interest income and interest expense for each major category of earning asset and interest-bearing liability, and the amount of change attributable to volume and rate changes for the years indicated. Changes not solely attributable to rate or volume have been allocated to rate.


                                                                         1995 Over 1994                        1994 Over 1993
                                                                Volume        Rate       Total       Volume       Rate      Total
----------------------------------------------------------------------------------------------------------------------------------
(in thousands)
INCREASE (DECREASE) IN INTEREST INCOME:
Portfolio loans (1), (2)                                        $9,379    $  2,616     $11,995      $8,555     $(1,439)     $7,116
Mortgage loans held for sale                                    (5,296)        316      (4,980)      2,942        (313)      2,629
Investment securities                                              860         946       1,806         465        (124)        341
Federal funds sold                                                 105         470         575         189         225         414
Interest-earning deposits with other institutions                   (9)        (18)        (27)        (31)         71          40
----------------------------------------------------------------------------------------------------------------------------------
  Total increase (decrease)                                      5,039       4,330       9,369      12,120      (1,580)     10,540
----------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN INTEREST EXPENSE:
Interest-bearing transaction accounts                               66         622         688         213          43         256
Time deposits                                                    3,391       3,733       7,124       3,105          12       3,117
Other borrowings                                                (1,829)      1,022        (807)      2,534       2,274       4,808
----------------------------------------------------------------------------------------------------------------------------------
  Total increase                                                 1,628       5,377       7,005       5,852       2,329       8,181
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net
  interest income                                               $3,411     $(1,047)     $2,364      $6,268     $(3,909)     $2,359
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------


(1) Does not include interest income which would have been earned on nonaccrual loans had such loans performed in accordance with their terms.
(2) Loan fees of $2,112,000, $1,611,000, and $479,000 are included in interest income for 1995, 1994 and 1993.

The net interest margin increased to 3.63% for the year ended December 31, 1995, as compared to 3.40% and 4.20% for the years ended December 31, 1994 and 1993. The increase in net interest margin in 1995 was primarily due to increased yield on earning assets, substantially offset by increased liability costs. The yield on earning assets increased to 8.73% in 1995 compared to 7.46% in 1994 and 7.70% in 1993. The increase in 1995 was due to the seasoning of adjustable-rate mortgage loans in the portfolio as many of these loans were originated in 1994 with "teaser" rates which reset to market in 1995. In addition, in 1995 the Company increased its high-yielding construction loan portfolio from $33.3 million as of December 31, 1994 to $69.5 million as of December 31, 1995. The decline in yield on earning assets in 1994 was principally attributable to the practice of originating adjustable rate mortgage loans with teaser rates. (See "Loan Portfolio" and "Mortgage Banking".)

The effective rates on interest-bearing liabilities increased to 5.62% for 1995, as compared to 4.56% for 1994 and 4.09% for 1993. The increase in 1995 was due primarily to an increase in high-cost time deposits and FHLB advances to fund mortgage loan growth. The increase in 1994 when compared to 1993 is generally attributable to a higher rate environment and the use of high-cost FHLB advances and time deposits to fund mortgage loan growth.

PROVISION FOR LOAN LOSSES. Annual fluctuations in the provision for loan losses result from management's regular assessment of the adequacy of the allowance for loan losses. The provision for loan losses was $1,590,000 for the year ended December 31, 1995, which represents an increase of $495,000 or 45% from 1994.
In 1994, the provision for loan losses of $1,095,000 represented a 35% decline from $1,679,000 in 1993. See "Asset Quality".

OTHER OPERATING INCOME. Other operating income increased 52%, or $5,690,000, to $16,575,000, for 1995, as compared to $10,885,000 for 1994. The Company's other operating income for 1994 represented a decrease of $8,292,000 or 43% from the $19,177,000 it received during 1993. The following table sets forth the sources of other operating income for the years ended December 31, 1995, 1994 and 1993.


Year Ended December 31,                     1995           1994          1993
-------------------------------------------------------------------------------
(IN THOUSANDS)
Service charges on
   deposit accounts                      $  1,148       $  1,009      $  1,085
 Merchant draft
   processing, net                          1,505          1,168           697
Loan servicing income                       1,625          1,943           981
 Net realized gains (losses)
    on sale of investment
    securities available for sale             386            (24)          242
Gain on sale of loans
    and loan servicing                     10,195          5,448        15,637

  Other income                              1,716          1,341           535
-------------------------------------------------------------------------------
                                        $  16,575      $  10,885     $  19,177
-------------------------------------------------------------------------------

The primary cause of the increase in the Company's other operating income was the increased gain on sale of loans and loan servicing of $4,747,000 in 1995 over 1994. As a result of an improved interest rate environment and higher demand, in the first half of 1995 the Company was able to sell its $110 million of COFI-based mortgage loans held for sale whose carrying amount had been adjusted at December 31, 1994 by a $5,534,000 valuation allowance. As a result, the Company recorded a gain of approximately $2,300,000 in 1995 associated with the disposition of these loans. In addition, due to a much-improved interest rate environment, the Company's origination of fixed rate loans increased in 1995 to approximately 84% of the total originations, as opposed to 67% in 1994 and 91% in 1993.

Loan servicing revenues decreased to $1,625,000 for the year ended December 31, 1995, compared to $1,943,000 and $981,000 in 1994 and 1993. Future loan servicing income will be dependent on prepayments of loans held in the Company's servicing portfolio, the volume of additional loans added to this portfolio and any future bulk servicing sales. See "Mortgage Banking" and Note B of Notes to Consolidated Financial Statements.

Other income increased $375,000 to $1,716,000 in 1995 from $1,341,000 in 1994 and $535,000 in 1993 primarily due to merchant draft processing performed by NBR. The Company took advantage of the interest rate environment and relief under SFAS No. 115 and sold securities in 1995 for a gain of $386,000. Securities gains of $242,000 were recorded in 1993 compared to losses of $24,000 recorded in 1994. See Note E of Notes to Consolidated Financial Statements.

OTHER OPERATING EXPENSE. In 1995 other operating expense decreased $3,007,000 or 9% as a direct result of the Company's cost-cutting measures enacted in the last half of 1994 and the first half of 1995. In 1994 the increase in other expense of $7,408,000 or 30% when compared to 1993 related primarily to the Company's mortgage banking operations and related staffing additions and a restructuring charge recorded in 1994 (described below) attributable to those mortgage banking operations. Excluding the restructuring charge recorded in 1994 and recovery recorded in 1995, other operating expenses decreased $1,142,000 or 4% over 1994 and increased 20% or $4,999,000 over 1993.

Salary and employee benefits expense and occupancy and equipment increased each period. Salary and employee benefits expense for 1995 increased $221,000, or 2%, to $14,368,000, as compared to $14,147,000 for 1994. This compared with a 13% increase during 1994 over the 1993 salary and employee benefits expense of $12,533,000. The increases during 1995 and 1994 were due to the salaries and benefits resulting from higher full-time-equivalent staff levels, payments under the Company's management bonus plan in 1993 and general salary and benefit increases. The Company's full-time-equivalent staff levels were 353, 336 and 373 at December 31, 1995, 1994 and 1993, respectively. There were no payments made under the management bonus plan in 1995 or 1994.

Occupancy and equipment expense was $5,544,000 for 1995, an increase of 10%, or $519,000, over 1994 occupancy and equipment expense of $5,025,000. This increase was primarily attributable to the addition of three branch offices by NBR in late 1994 and annual lease payment increases. The Company's 1994 occupancy expense represented a 55% increase over its 1993 level of $3,237,000 due to the opening of several loan production offices by Allied and the addition of the NBR branch offices.

During the third and fourth quarters of 1994, the Company implemented major cost reduction programs in response to declining origination volumes in the Company's mortgage banking business and recorded a restructuring charge of $815,000 in the third quarter and $1,594,000 in the fourth quarter. The restructuring entailed closing wholesale mortgage production offices in Fresno, San Diego, San Ramon and Windsor, California, Phoenix, Arizona and Seattle, Washington. The charge also includes the effects of consolidation of leased space in the Sacramento and Santa Rosa, California offices and termination of related employees. The restructuring charge consisted of:

Severance expenses for 125 employees                      $   374,000
Writeoff of the estimated present value
  of discontinued leases                                    1,683,000

Writeoff of leasehold improvements,
  furniture and fixtures                                      352,000
---------------------------------------------------------------------
                                                           $2,409,000
---------------------------------------------------------------------
---------------------------------------------------------------------

In 1995, the Company was able to sublease three properties allowing a recovery of $456,000 related to leases discontinued in 1994.

At December 31, 1995, $619,000 of the restructuring charge remained in other liabilities, substantially all of which is related to the future minimum lease payments associated with the closed facilities. The Company is continuing to seek sublease tenants for many of these closed facilities and an additional portion of the restructuring charge may be reversed in future periods if the Company is successful in entering into such arrangements. For further discussion, see "Mortgage Banking."

The following table describes the components of other operating expense for the years ended December 31, 1995, 1994 and 1993.


Year Ended December 31,                 1995           1994           1993
-------------------------------------------------------------------------------
(IN THOUSANDS)
Professional fees                      $2,187         $2,065         $1,803
Regulatory expense
   and insurance                        1,716          1,345          1,038
Postage and office supplies             1,224          1,013          1,295
Shareholder expenses
   and Director fees                      486            950            700
 Advertising                              481            919            531
 Telephone                                778            782            535
 Electronic data processing             1,022            775            606
 Net costs of other
   real estate owned                      163            609            131

 Other                                  1,503          1,984          2,206
-------------------------------------------------------------------------------
                                       $9,560        $10,442         $8,845
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


Other expenses were $9,560,000 during 1995, a decrease of $882,000, or 8%, over 1994 expenses of $10,442,000. This decrease was due to decreased mortgage banking related advertising and telephone costs and decreased OREO expenses partially offset by higher regulatory and insurance expenses. Other expenses increased 18% in 1994 from $8,845,000 in 1993, primarily due to the significant increase in the Company's general operating expenses directly attributable to the growth of the Company's mortgage banking operations.

INCOME TAXES. The Company's effective tax rate was 41.6% in 1995 and 42.0% in 1993 and a benefit of 38.0% in 1994. The benefit recorded in 1994 was limited due to the absence of carrybacks and limitation on carryforwards for California tax purposes.

LOAN PORTFOLIO

The Company concentrates its lending activities in three principal areas: real estate mortgage loans (residential and commercial loans), real estate construction loans and commercial loans. At December 31, 1995, these three categories accounted for approximately 63%, 19% and 17%, respectively, of the Company's loan portfolio. The interest rates charged for the loans made by the Company vary with the degree of risk, the size and maturity of the loans, the borrowers' depository relationships with the Company and prevailing money market rates indicative of the Company's cost of funds.

Concentration of the Company's lending activities in the real estate sector could have the effect of intensifying the impact on the Company of adverse changes in the real estate market in the Company's lending areas. The ability of the Company to continue to originate mortgage loans may be impaired by adverse changes in local or regional economic conditions, adverse changes in the real estate market, increasing interest rates, or acts of nature (including earthquakes, which may cause uninsured damage and other loss of value to real estate that secures the Company's loans). Due to the concentration of the Company's real estate collateral, such events could have a significant adverse impact on the value of such collateral or the Company's earnings.

The following table sets forth the amounts of loans outstanding by category as
of the dates indicated.   There were no concentrations of loans exceeding 10% of
total loans which are not otherwise disclosed as a category of loans in the table below.


December 31,                                     1995           1994           1993           1992           1991
(IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------
Residential real estate mortgage               $168,022       $222,822       $102,254       $ 83,273       $ 33,936
Commercial real estate mortgage                  65,655         61,347         35,909         25,051         20,942
Commercial                                       63,975         64,807         49,556         48,147         53,288
Real estate construction                         69,504         33,348         21,476         20,598         25,803
Installment and other                             4,103          5,063          3,033          9,804         12,223
Less deferred fees                               (3,035)        (2,818)        (1,971)        (1,507)        (1,296)
--------------------------------------------------------------------------------------------------------------------
   Total loans                                  368,224        384,569        210,257        185,366        144,896
Less allowance for loan losses                   (5,037)        (5,787)        (5,209)        (4,320)        (2,441)
--------------------------------------------------------------------------------------------------------------------
   Net loans                                   $363,187       $378,782       $205,048       $181,046       $142,455
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


REAL ESTATE MORTGAGE LOANS. As of December 31, 1995, the Company's residential mortgage loans totalled $168,022,000, or 45%, of its total loans. These loans were predominantly originated in Sonoma and Mendocino Counties. The decrease in residential real estate loans is due primarily to loan sales of $35.9 million during the second quarter of 1995. The sale was executed to restructure Allied's balance sheet and consequently improve Allied's capital ratios and reduce its interest rate risk. In addition, in the third quarter of 1995, the Company swapped $22.1 million of adjustable rate loans with Fannie Mae for a mortgage-backed security which had a coupon rate of 7.295% and was scheduled to mature in 2025; this security, which was classified as available for sale, was sold prior to December 31, 1995, with settlement due from broker in January 1996.

The increase in residential mortgage loans in 1994 was directly attributable to Allied's desire to increase its earning asset base. The increase in residential mortgage loans in 1993 was primarily a result of a high level of refinancing activity within Allied's primary service market. As a result of the Company's acquisition of Lake on October 31, 1992, the Company's residential real estate mortgage loan portfolio increased by approximately $25 million during the fourth quarter of 1992. These loans were originated by Lake, prior to its acquisition, throughout the greater San Francisco Bay Area. The remaining increase in the Company's residential real estate mortgage loan portfolio resulted from loans originated by the Company.

At December 31, 1995, $44 million, or 26%, of the Company's residential real estate mortgage loans were fixed-rate mortgage loans having original terms ranging from one to 30 years, with the majority having terms of five years or less. Another $107 million, or 64%, were held as adjustable-rate mortgages, substantially all of which adjust semi-annually, based on the Eleventh District Cost-of-Funds Index published monthly by the FHLB. The balance of these loans, $17 million, or 10%, consisted of multifamily loans, second mortgage loans and loans on improved single-family lots. The majority of the Company's residential mortgage loans have been underwritten for the Company's portfolio and do not necessarily meet standard underwriting criteria for sale in the secondary market. Approximately 81% of the total amount outstanding had principal balances that were less than $300,000. The Company's residential real estate mortgage loans predominately have loan-to-value ratios of 80% or less, using current loan balances and appraised values as of the time of origination. The Company's general policy is not to exceed an 80% loan-to-value ratio on residential mortgage loans without mortgage insurance. The Company generally does not make portfolio loans on a negative amortization basis.

As of December 31, 1995, the Company had outstanding $65,655,000 in commercial mortgage loans, which constituted 18% of total loans. These loans were primarily secured by owner-occupied commercial properties and have 5- to 15-year maturities based upon 25- to 30-year amortization periods. Loan to appraised values are generally 75% or less, using appraised values at the time of loan origination, and the loans are predominantly for owner-occupied small office buildings or office/warehouses. The Company originates commercial mortgage loans that are guaranteed by the SBA up to 70% to 90% of the balance. The SBA guaranteed portion of such loans are sold into the secondary market with the unguaranteed principal balance retained. The aggregate retained unguaranteed principal balance of such loans was $11.4 million at December 31, 1995. Approximately 67% of the total amount outstanding of commercial mortgage loans had principal balances that were less than $250,000.

The Company also originates residential mortgage loans for sale. See "Mortgage Banking."

REAL ESTATE CONSTRUCTION LOANS. Real estate construction loans are primarily for residential housing. The primary market focus is toward individual borrowers and small residential and commercial projects. The economic viability of the project and the borrower's past development record and creditworthiness are primary considerations in the loan underwriting decision. The Company had $69,504,000 in construction loans outstanding at December 31, 1995, comprising 19% of its total loans. These loans were almost entirely located in Sonoma and Mendocino Counties. Approximately $73 million of these loans consisted of 178 single-family individual-borrower construction loans, and the remaining loans included 69 subdivision projects, 66 land development projects and eight commercial projects. At December 31, 1995, the largest single-family construction loan commitment was $875,000, and the average commitment was less than $365,000. The largest commitment for a subdivision project was $2.9 million, and the average subdivision commitment was less than $524,000. The average commercial project involved a loan of approximately $811,000.

Construction loans are funded on a line-item, percentage of completion basis. As the builder completes various line items (foundation, framing, electrical, etc.) of the project, or portions of those line items, the work is reviewed by one of several independent inspectors hired by the Company. Upon approval from the inspector, the Company funds the draw request according to the percentage completion of the line items that have been approved. The Company rotates inspectors during construction to insure independent review. Actual funding checks must be signed by an officer of the Company, and that officer must also initial the line-item worksheet used to support the draw request. In addition, senior management routinely inspects the various construction projects, all of which are located in the Company's lending area.

Commercial real estate mortgage and construction lending contains potential risks which are not inherent in other types of commercial loans. These potential risks include declines in market values of underlying real property collateral and, with respect to construction lending, delays or cost overruns which could expose the Company to loss. In addition, risks in commercial real estate lending include declines in commercial real estate values, general economic conditions surrounding the commercial real estate properties, and vacancy rates. A decline in the general economic conditions or real estate values within the Company's market area could have a negative impact on the performance of the loan portfolio or value of the collateral. Because the Company lends primarily within its market area, the real property collateral for its loans is similarly concentrated, rather than diversified over a broader geographic area. The Company could therefore be adversely affected by a decline in real estate values in its primary market area even if real estate values elsewhere in California remained stable or increased.

COMMERCIAL LOANS. Commercial loans consist primarily of short-term financing for businesses and professionals located in Sonoma and Mendocino Counties. At December 31, 1995, these loans totalled $63,975,000, or 17%, of the Company's total loans. The commercial loans are diversified as to industries and types of businesses, with no material industry concentrations. Commercial loan borrowers generally have deposit relationships with the Company. The commercial loans can be unsecured or secured by various assets, including equipment, receivables, deposits and other assets. Commercial loans may be secured by commercial or residential property; however they are not classified as mortgage loans since these loans are not typically taken out for the purpose of acquiring real estate and the loans are short-term. In these cases, the mortgage collateral is often taken as additional collateral. As of December 31, 1995, the size of individual commercial loans varied widely, with 99% having principal balances less than $350,000. At December 31, 1995, the Company had 41 commercial borrowers whose aggregate individual liability exceeded $1,000,000.

LOAN COMMIMENTS. In the normal course of business, there are various commitments outstanding to extend credit that are not reflected in the financial statements. Annual review of the commercial credit lines and ongoing monitoring of outstanding balances reduces the risk of loss associated with these commitments. As of December 31, 1995, the Company had outstanding $82,518,000 in unfunded mortgage loan commitments, $69,493,000 in undisbursed loan commitments and $1,372,000 in standby letters of credit. The Company's undisbursed commercial loan commitments represented primarily business lines of credit. The undisbursed construction commitments represented undisbursed funding on construction projects in process. The mortgage loan commitments represented approved but unfunded mortgage loans with the Company's mortgage banking business.

MORTGAGE BANKING

The Company is substantially dependent upon mortgage banking activity, which can fluctuate significantly, in both volume and profitability, with changes in interest rates. During 1992 and 1993, the Company experienced a significant increase in mortgage banking activity as a result of an increase in refinancing activity caused by declining interest rates. During 1994, increases in interest rates sharply curtailed refinancing activity and the Company began to emphasize the origination of adjustable-rate mortgages for home purchases. Rates again began to decline in late 1995. For 1995, mortgage banking loan originations totaled $840 million, or $233 million less than the $1,073 million originated in 1994. 1994 mortgage loan originations were $876 million less than the $1.949 billion originated in 1993. The mix of these originations has shifted from approximately 91% fixed rate loans vs. 9% adjustable rate loans in 1993 to approximately 67% fixed rate loans vs. 33% adjustable rate loans for 1994, and again back to 84% fixed, 16% variable for 1995. The secondary market for adjustable-rate mortgages is different than it is for fixed-rate mortgages, as the buyers of such adjustable rate loans are often portfolio lenders rather than mortgage loan dealers who typically securitize whole loans. Also, the "teaser" rates that may be in effect for the first three to six months on many adjustable-rate mortgages are often set at
below-market interest rates.   As a result, the Company's cost of funds to carry
such loans before they are sold into the secondary market can exceed the yields received on them, which reduces the Company's net interest margin. In addition, the Company's adjustable-rate loans based on the Federal Home Loan Bank's Eleventh District cost of funds index ("COFI"), which is a slower-moving index than an index based on U.S. Treasury rates and therefore prices for such loans are lower in a rising rate environment.
The following table represents the Company's residential mortgage banking origination and sale activity for the years indicated.


Year Ended December 31,            1995           1994          1993
-----------------------------------------------------------------------
(IN MILLIONS)
Mortgage banking
   loan originations              $  840         $1,073        $1,949
Increase (decrease)
   from prior period                 (22%)          (45%)          99%
Mortgage banking
   loan sales                     $  887         $1,048        $1,859
Increase (decrease)
   from prior period                 (15%)          (44%)         105%
Mortgage banking revenue          $   16         $   16        $   22


Due to the rapid rise in general interest rates in 1994, the demand for adjustable rate loans tied to COFI was weakened. In addition, the Company did not maintain an effective hedge against these adjustable rate loans because a good correlation between a COFI loan and a contrived hedge is difficult to achieve. Accordingly, the Company was required to record an unrealized loss of $5,534,000 on mortgage loans held for sale to account for the decline in market value of loans held for sale which was principally comprised of COFI loans. This charge is included in gain on sale of loans in the consolidated statement of operations. In response to the marketability problems associated with COFI loans, the Company curtailed production of such loans in the fourth quarter of 1994.

In the beginning of 1994, the Company's mortgage banking segment, in response to declining mortgage loan production volume in its Northern California market, initiated a plan to open loan production offices in Portland, Oregon, Seattle, Washington and Phoenix, Arizona as well as expanding into other California cities. Mortgage loan production volume from most of these new offices did not cover the related overhead, and with the prospect of continued losses, the Company decided to close the new offices. See "Results of Operations - Other Operating Expense" for further information on the restructuring.

All of the Company's mortgage loans held for sale meet certain investor underwriting criteria regarding loan-to-value ratios, maturities, yields and related documentation. The majority of the loans sold by the Company have been sold to either Fannie Mae or Freddie Mac. These loans must conform to established Freddie Mac/Fannie Mae underwriting criteria, including a maximum dollar limit, maturities that vary from five to 30 years, loan-to-value ratios of 80% or less (90% or less with mortgage insurance), adequate borrower liquidity, and the ability of the borrower to service the mortgage debt (and all other debt) out of income. Loans sold to other investors, such as savings and loans, insurance companies and other conduits, usually are for dollar amounts in excess of the Freddie Mac/Fannie Mae limit, but otherwise generally meet standard Freddie Mac/Fannie Mae underwriting criteria.

As part of its mortgage banking activities, the Company enters into forward commitments to sell mortgage loans, either in the form of mortgage-backed securities ("MBS") or as whole loans. These commitments may be optional or mandatory. Under optional commitments, a commitment fee is paid and the Company carries no risk in excess of the loss of such fee in the event that the Company is unable to deliver sufficient mortgage loans to fulfill the commitment. Mandatory commitments may entail possible financial risk to the Company if it is unable to deliver mortgage loans in sufficient quantity or at sufficient rates to meet the terms of the commitments.

In order to minimize the risk that a change in interest rates will result in a decrease in the value of the Company's current mortgage loan inventory or its commitments to purchase or originate mortgage loans ("committed pipeline"), the Company enters into hedging transactions. The Company's hedging policies generally require that its inventory of mortgage loans held for sale and the maximum portion of its committed pipeline that may close be hedged with forward sales of MBS or options to buy or sell mortgage-backed or U.S. Treasury securities. As such, the Company is not exposed to significant risk nor will it derive any significant benefit from changes in interest rates on the price of the mortgage loan inventory net of gains or losses of associated hedge positions. The correlation between the price performance of the hedge instruments and the inventory being hedged is very high due to the similarity of the asset and the related hedge instrument. The Company is exposed to interest-rate risk to the extent that the portion of loans from the committed pipeline that actually closes at the committed price is less than the portion expected to close in the event of a decline in rates, and in the event such decline in closings is not covered by forward contracts and options to purchase MBS needed to replace the loans in process that do not close at their committed price. The Company determines the portion of its committed pipeline that it will hedge based on numerous factors, including the composition of the Company's committed pipeline, the portion of such committed pipeline likely to close, the timing of such closings and the current interest rate environment.

The following lists the notional amounts of the various hedging instruments outstanding at December 31, 1995 and the date through which exercise dates extend:


                                                                 Exercise Dates
                                      Notional Amount            Extend Through
-------------------------------------------------------------------------------
(IN THOUSANDS)
Forward contracts
   to sell MBS                           $ 12,770                February 1996
Purchased put options-
   MBS                                     30,000                   April 1996
   U.S. Treasury                           80,000                   March 1996
Purchased call options-
   U.S. Treasury                           25,000                   March 1996
Written call options-
   MBS                                     80,000                February 1996

Written put options-
   U.S. Treasury                           20,000                   March 1996
------------------------------------------------------------------------------
------------------------------------------------------------------------------


MORTGAGE LOAN SERVICING. Mortgage loan servicing includes the collection and remittance of loan payments, accounting for principal and interest, holding escrow (impound) funds for payment of taxes and insurance, making inspections of the mortgage premises when required, collection of past due amounts from delinquent mortgagors, supervision of foreclosures in the event of unremedied defaults, and general administration of the loans, either for the Company or for the investors to whom the loans have been sold. The amounts of impound payments held by the Company for others totalled $2,809,000, $2,407,000, and $1,721,000 on December 31, 1995, 1994 and 1993, respectively. Servicers of loans sold to Freddie Mac or Fannie Mae generally receive a loan servicing fee of at least
 .25% per annum on the declining principal balance of the loans being serviced, but the actual fee can be higher depending upon the coupon rate of the loans being serviced and the actual pass-through rate paid to the investor. Servicing fees for other investors can vary according to market conditions at the time the loan is sold.

In general, the value of the Company's loan servicing portfolio may be adversely affected by declining mortgage interest rates and increasing loan prepayments. Income generated from the portfolio may also decline in such an environment. In a low interest rate environment, the rate at which mortgage loans are prepaid tends to increase as borrowers refinance their loans. A high level of prepayments for an extended period of time could have an adverse effect on the value of the Company's PMSR pools, the level of the Company's outstanding loan portfolio, and the size of its mortgage loan servicing portfolio. Additionally, the Company's decision to sell servicing rights, and the timing of such sales, may affect the Company's earnings on a quarter-to-quarter basis. Certain factors, including demand and prepayment, delinquency and foreclosure rates, could have an adverse effect on the Company's ability to sell servicing rights
and the value of those rights.   In a rising interest rate environment,
prepayments of loans decrease and the value of the Company's loan servicing portfolio will decline at a slower rate.

The following table sets forth the dollar amounts of the Company's mortgage loan servicing portfolio at the dates indicated, the portion of the Company's loan servicing portfolio resulting from loan originations and purchases and the carrying value as a percentage of loans serviced.


Year Ended December 31,                1995           1994              1993
-------------------------------------------------------------------------------
(IN THOUSANDS)
Loans originated by the
   Company and sold                $  266,712      $   92,230       $  888,289

Loans underlying
   purchased mortgage
   servicing rights                   772,626         863,426          198,540
-------------------------------------------------------------------------------
 Total                             $1,039,338       $ 955,656       $1,086,829
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Purchased and
   originated mortgage
   servicing rights             $       5,970     $     6,270    $       1,439

 Purchased and
   originated mortgage
   servicing rights as a
   percentage of loans
   serviced                               .57%            .66%             .13%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


Since 1989, the Company has sold most of its mortgage banking loans on a servicing released basis. Servicing on the loans sold to Freddie Mac and Fannie Mae was sold to third parties, and servicing on the other mortgage banking loans was sold, with the loans, to the investors. During the second half of 1993, the Company retained the servicing rights on a greater portion of the mortgage banking loans which it originated. Management may from time to time determine to sell the Company's mortgage loans on a servicing released basis based on market conditions. The Company sells loan servicing rights to offset the cost of originating mortgage loans. The amount of loan servicing rights sold annually by the Company may vary because of market fluctuations in the pricing of loan servicing rights, and the amount of gain upon sale of servicing rights may vary significantly from period to period. In 1995 and 1994, the Company sold a portion of its originated servicing rights on a bulk basis for gains of $149,000 and $10,150,000; no bulk servicing sales occurred in 1993. The Company also purchases mortgage servicing rights ("PMSR") in order to better utilize its servicing capabilities and to take advantage of market prices which management believed to be favorable. The amounts the Company pays for the rights to service loans are carried on the Company's statement of financial condition as intangible assets and are amortized in proportion to, and over the estimated life of, the related pools of mortgage loans using a method approximating the interest method. The Company's carrying values of purchased mortgage servicing rights, and the amortization thereon, are evaluated quarterly, by portfolios, and such carrying values are adjusted for indicated impairments based on management's best estimate of the remaining cash flows. Such estimates may vary from the actual remaining cash flows due to unanticipated prepayments of the underlying mortgage loans and increases in servicing costs. The Company's carrying values of purchased mortgage servicing rights do not purport to represent the amount that would be realizable by a sale of these assets in the open market. The prepayment rates of the Company's PMSR pools ranged between 7% and 33% during 1995 and between 22% and 42% during 1994. The Company's PMSR amortization, including valuation adjustments, totalled $1,877,000 for 1995, $1,024,000 for 1994, and $1,105,000 for 1993. The amortized values of the Company's PMSR pools were $4,494,000, $6,270,000, and $1,439,000 at December 31,
1995, 1994 and 1993, respectively.

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 122 "Accounting for Mortgage Servicing Rights," an amendment of SFAS No. 65 in May 1995. SFAS No. 122 requires a mortgage banking enterprise that purchases or originates mortgage loans with a definitive plan to sell or securitize those loans and retain the mortgage servicing rights to allocate the cost of the mortgage loans based on the relative fair values of the mortgage loans and mortgage servicing rights at the date of purchase or origination. Prior to SFAS No. 122, originated mortgage servicing rights were not recognized for financial statement purposes with the entire cost of the mortgage loan being allocated to the loan.

The Company early adopted SFAS No. 122 on January 1, 1995 as permitted. The effect of adoption on the 1995 statement of operations was to increase gain on sale of loans by $1,830,000 and net income by $857,000 ($.27 per fully-diluted share). SFAS No. 122 prohibited the restatement of results for prior years. Originated mortgage servicing rights of $1,476,000 arising in 1995 are included in mortgage servicing rights on the balance sheet at December 31, 1995.

ASSET QUALITY

The Company attempts to minimize credit risk through its underwriting and credit review policies. The Company conducts its own internal credit review processes and, in addition, contracts with an independent loan reviewer who performs monthly reviews of new loans and potential problem loans that meet predetermined parameters. The Boards of Directors of both Allied and NBR have internal asset review committees which review the asset quality of new and problem loans on a monthly basis and report their findings to their full Boards. In management's opinion, this loan review system facilitates the early identification of potential problem loans.

The performance of the Company's loan portfolio is evaluated regularly by management. The Company places a loan on nonaccrual status when one of the following events occurs: any installment of principal or interest is 90 days or more past due (unless, in management's opinion, the loan is well secured and in the process of collection); management determines the ultimate collection of principal of or interest on a loan to be unlikely; or the terms of a loan have been renegotiated to less than market rates due to a serious weakening of the borrower's financial condition.

With respect to the Company's policy of placing loans 90 days or more past due on nonaccrual status unless the loan is well secured and in the process of collection, a loan is considered to be in the process of collection if, based on a probable specific event, it is expected that the loan will be repaid or brought current. Generally, this collection period would not exceed 30 days. When a loan is placed on nonaccrual status, the Company's general policy is to reverse and charge against current income previously accrued but unpaid interest. Interest income on such loans is subsequently recognized only to the extent that cash is received and future collection of principal is deemed by management to be probable. Where the collectibility of the principal of or interest on a loan is considered to be doubtful by management, it is placed on nonaccrual status prior to becoming 90 days delinquent.

On January 1, 1995, the Company adopted SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure." These statements address the accounting and reporting by creditors for impairment of certain loans. In general, a loan is impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. These statements are applicable to all loans, uncollateralized as well as collateralized, except loans that are measured at the lower of cost or fair value. Impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, the Company measures impairment based on a loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Loans are measured for impairment as part of the Company's normal internal asset review process. The effect of adopting SFAS 114 was not material to the Company's 1995 balance sheet or statement of operations.

Interest income is recognized on impaired loans in a manner similar to that of all loans. It is the Company's policy to place loans that are delinquent 90 days or more as to principal or interest on nonaccrual status unless secured and in the process of collection, and to reverse from current income accrued but uncollected interest. Cash payments subsequently received on nonaccrual loans are recognized as income only where the future collection of principal is considered by management to be probable.

At December 31, 1995 the Company's total recorded investment in impaired loans was $5,202,000 of which $3,515,000 relates to the recorded investment for which there is a related allowance for credit losses of $425,000 determined in accordance with these statements and $1,687,000 relates to the amount of that recorded investment for which there is no related allowance for credit losses determined in accordance with these statements.

The average recorded investment in impaired loans during the year ended December 31, 1995 was $5,196,000. The related amount of interest income recognized during
the period that such loans were impaired was $187,000.   No interest income was
recognized using a cash-basis method of accounting during the period that the loans were impaired.

Interest due but excluded from interest income on loans placed on nonaccrual status was $485,000, $236,000 and $193,000 for the years ended December 31, 1995, 1994 and 1993. Interest income received on nonaccrual loans was $554,000, $166,000 and $43,000 for the years ended December 31, 1995, 1994 and 1993.

The following table sets forth the amount of the Company's nonperforming assets as of the dates indicated.


December 31,                                           1995           1994           1993           1992           1991
------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)
 Nonaccrual loans                                     $4,201         $2,314         $3,964         $4,133         $2,049
 Accruing loans past due 90 days or more                  92          2,767            131             15            391

 Restructured loans
   (in compliance with modified terms)                   651            432            152
------------------------------------------------------------------------------------------------------------------------
   Total nonperforming loans                           4,944          5,513          4,247          4,148          2,440
 Other real estate owned                                 963          1,814          3,633          2,184          1,397

 Other assets owned                                    1,249          1,133            250
------------------------------------------------------------------------------------------------------------------------
  Total nonperforming assets                          $7,156         $8,460         $8,130         $6,332         $3,837
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
 Nonperforming loans to total loans                     1.34%          1.43%          2.02%          2.24%          1.68%

 Nonperforming assets to total assets                   1.28           1.34           1.72           1.94           1.63

 Allowance for loan losses to
   nonperforming assets                                70.39          68.40          64.07          68.22          63.62

 Allowance for loan losses to
   nonperforming loans                                101.88         104.97         122.65         104.15         100.04
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


Nonperforming assets were $7,156,000, or 1.28% of total assets, as of December 31, 1995, compared to $8,460,000, or 1.34% of total assets, as of December 31, 1994.

Nonperforming loans totaled $4,944,000 at December 31, 1995, consisting of $2,361,000 that were secured by residential real estate, $167,000 secured by commercial real estate and the remaining $2,416,000 were either unsecured or collateralized by various business assets, other than real estate.

Other real estate owned totaled $963,000 at December 31, 1995, consisting of $344,000 in commercial real estate properties and $619,000 in residential properties. Other assets owned were contract receivable rights and repossessed personal property valued at $1,249,000.

Although the volume of nonperforming assets will depend on the future economic environment, management of the Company has identified approximately $2.7 million in potential nonperforming loans, in addition to the above mentioned assets, as to which it has serious doubts as to the ability of the borrowers to comply with the present repayment terms and which may become nonperforming assets, based on known information about possible credit problems of the borrower.

The following table provides certain information for the years indicated with respect to the Company's allowance for loan losses as well as charge-off and recovery activity.



Year Ended December 31,                           1995           1994           1993           1992           1991
-------------------------------------------------------------------------------------------------------------------
(in thousands)
Balance at beginning of period                   $5,787         $5,209         $4,320         $2,441         $1,367
-------------------------------------------------------------------------------------------------------------------
CHARGE-OFFS:
  Residential real estate mortgage:                 304            434            334            324             42

  Commercial real estate mortgage                    14             57             55             34            295

  Commercial                                      1,985            593            347            473            404

  Real estate construction                                          32                            51             23

  Installment and other                             147             86             91             79             60
-------------------------------------------------------------------------------------------------------------------
    Total charge-offs                             2,450          1,202            827            961            824
-------------------------------------------------------------------------------------------------------------------
RECOVERIES:

  Residential real estate mortgage                   25             39             12

  Commercial real estate mortgage                                    3             25

  Commercial                                         84              8            101             32

  Installment and other                               1              1              3
-------------------------------------------------------------------------------------------------------------------
    Total recoveries                                110             51             37            104             32
-------------------------------------------------------------------------------------------------------------------
Net charge-offs                                   2,340          1,151            790            857            792

Reserves acquired from Lake                                                                      464

Reserves acquired from Codding                                     634

Provision for loan losses                         1,590          1,095          1,679          2,272          1,866
-------------------------------------------------------------------------------------------------------------------
Balance at end of period                         $5,037         $5,787         $5,209         $4,320         $2,441
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Net charge-offs during the
   year to average loans                            .60%           .40%           .40%           .53%           .57%

Allowance for loan losses to total loans           1.37           1.50           2.48           2.33           1.68

Allowance for loan losses to
   nonperforming loans                           101.88         104.97         122.65         104.15         100.04
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


Net charge-offs increased to $2,340,000 in 1995 primarily due to $1,446,000 in charge-offs related primarily to three separate borrowers.

The allowance for loan losses is established through charges to earnings in the form of the provision for loan losses. Loan losses are charged to, and recoveries are credited to, the allowance for loan losses. The provision for loan losses is determined after considering various factors such as loan loss experience, current economic conditions, maturity of the portfolio, size of the portfolio, industry concentrations, borrower credit history, the existing allowance for loan losses, independent loan reviews, current charges and recoveries to the allowance for loan losses, and the overall quality of the portfolio, as determined by management, regulatory agencies, and independent credit review consultants retained by the Company.

The adequacy of the Company's allowance for loan losses is based on specific and formula allocations to the Company's loan portfolio. Specific allocations of the allowance for loan losses are made to identified problem or potential problem loans. The specific allocations are increased or decreased through management's reevaluation of the status of the particular problem loans. Loans which do not receive a specific allocation receive an allowance allocation based on a formula, represented by a percentage factor based on underlying collateral, type of loan, historical charge-offs and general economic conditions, which is applied against the general portfolio segments.

At December 31, 1995, 1994 and 1993, the allowance for loan losses was $5,037,000, $5,787,000 and $5,209,000, respectively, which represented 1.37%,
1.50%, and 2.48% of total loans for the respective years. The ratio of the allowance for loan losses to loans reflects the blended ratios of Redwood's two financial institution subsidiaries, Allied and NBR.

It is the policy of management to make additions to the allowance for loan losses so that it remains adequate to cover anticipated charge-offs, and management believes that the allowance at December 31, 1995 is adequate. However, the determination of the amount of the allowance is judgmental and subject to economic conditions which cannot be predicted with certainty. Accordingly, the Company cannot predict whether charge-offs of loans in excess of the allowance may be required in future periods.

The provision for loan losses reflects an accrual sufficient to cover projected probable charge-offs and the maintenance of the allowance at a level deemed adequate to absorb potential future losses.

The table below sets forth the allocation of the allowance for loan losses by loan type as of the dates specified. The allocation of individual categories of loans includes amounts applicable to specifically identified as well as unidentified losses inherent in that segment of the loan portfolio and will necessarily change whenever management determines that the risk characteristics of the loan portfolio have changed.

Management believes that any breakdown or allocation of the allowance for loan losses into loan categories lends an appearance of exactness which does not exist, in that the allowance is utilized as a single unallocated allowance available for all loans and undisbursed commitments. The allocation below should not be interpreted as an indication of the specific amounts or loan categories in which future charge-offs may occur.


December 31,                                   1995              1994              1993               1992                1991
-----------------------------------------------------------------------------------------------------------------------------------
                                       ALLOWANCE         Allowance         Allowance          Allowance           Allowance
                                          FOR      % OF    for       % of    for       % of     for         % of     for     % of
                                         LOSSES    LOANS  Losses     Loans  Losses     Loans   Losses       Loans   Losses   Loans
-----------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Residential real estate mortgage         $1,922      45%   $2,231      57%   $1,770       49%   $  1,346      45%     $290      24%
 Commercial real estate mortgage            664      18       728      16       455       17         318      13       289      14
 Commercial                               1,082      17     1,441      17     1,488       23       1,294      26     1,051      36
 Real estate construction                 1,210      19       723       9       702       10         504      11       531      18
 Installment and other                      118       1       336       1       119        1         227       5       137       8

 Unallocated                                 41     328       675     631       143
-----------------------------------------------------------------------------------------------------------------------------------
 Total                                   $5,037     100%   $5,787     100%   $5,209      100%   $  4,320     100%   $2,441     100%
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------


ASSET/LIABILITY MANAGEMENT

The fundamental objective of the Company's management of its assets and liabilities is to maximize the economic value of the Company while maintaining adequate liquidity and an exposure to interest rate risk deemed by management to be acceptable. Management believes an acceptable degree of exposure to interest rate risk results from the management of assets and liabilities through maturities, pricing and mix to attempt to neutralize the potential impact of changes in market interest rates. The principal sources of asset liquidity are federal funds sold and loans held for sale. Secondary sources of liquidity are loan repayments, investments available for sale, maturing investments, and investments that can be used as collateral for other borrowings. At December 31, 1995, the Company had $9,969,000 in federal funds sold and $62,620,000 in loans held for sale. Total investments were $43,964,000, of which $11,607,000 were pledged.

Liability-based liquidity includes interest-bearing and noninterest bearing retail deposits, which are a relatively stable source of funds, time deposits from financial institutions throughout the United States, federal funds purchased, and other short-term and long-term borrowings, some of which are collateralized. The Company obtains collateralized FHLB advances solely through Allied. Management uses FHLB advances as part of its funding strategy because the rates paid for those advances are generally lower than the rates paid on deposits. FHLB advances must be collateralized by the pledging of qualified mortgage loans of Allied. Allied's FHLB borrowing limitation at December 31, 1995 was $80 million, which equaled approximately 25% of Allied's total assets at December 31, 1995, compared to $145 million, or 35% of Allied's total assets, at December 31, 1994. At December 31, 1995, Allied had $23,000,000 in FHLB advances outstanding, as compared to $97,150,000 at December 31, 1994. As an integral part of its funding strategy, the Company will consider alternatives to FHLB advances while seeking to increase its maximum borrowing limits from the FHLB as Allied's total assets increase from time to time. There is no assurance, however, that the Company will be able to continue to obtain additional increases in its FHLB borrowing authority, or that the rates paid on such advances will be advantageous in the future. If additional increases are not obtained, the Company's cost of funds could increase, as the Company may be required to raise interest rates offered on deposit programs in order to retain deposits in both the retail and wholesale markets to fund its mortgage banking operations.

Time deposits from other financial institutions totalled $47.9 million, or 10% of total deposits, at December 31, 1995, a decrease of $34.7 million from the $82.6 million recorded at December 31, 1994, which amounted to 18% of total deposits at that time. These deposits are used to supplement liquidity when the Company determines that deposits from local sources would be more expensive. The Company is able to retain such deposits at favorable rates when desired. The volume of these deposits are dependent on anticipated mortgage origination volumes.

The following table sets forth, as of December 31, 1995, the distribution of repricing opportunities for the Company's earning assets and interest-bearing liabilities, the interest rate sensitivity gap, the cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio (i.e., earning assets divided by interest-bearing liabilities) and the cumulative interest rate sensitivity gap ratio.



                                                            After Three     After Six      After One
                                                Within      Months But      Months But     Year But
                                                Three         Within         Within         Within          After
                                                Months      Six Months      One Year       Five Years     Five Years        Total
----------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)
Earning assets:

Federal funds sold                             $  9,969                                                                   $  9,969

Investment securities and other                  10,468       $  3,014      $  13,903       $  6,041      $  10,538         43,964

Mortgage loans held for sale                     62,620                                                                     62,620

Loans                                           154,373         78,442         66,358         38,051         31,000        368,224
----------------------------------------------------------------------------------------------------------------------------------
Total earning assets                            237,430         81,456         80,261         44,092         41,538        484,777
----------------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:

Interest-bearing transaction accounts           129,436                                                                    129,436

Time deposits                                    97,301         54,869         57,300         53,885                       263,355

Other borrowings                                 47,871                                                                     47,871

Subordinated notes                                                                                           12,000         12,000
----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities              274,608         54,869         57,300         53,885         12,000        452,662
----------------------------------------------------------------------------------------------------------------------------------
Interest rate sensitivity gap                 $ (37,178)      $ 26,587      $  22,961      $  (9,793)     $  29,538      $  32,115
----------------------------------------------------------------------------------------------------------------------------------
Cumulative interest rate sensitivity gap      $ (37,178)      $(10,591)     $  12,370       $  2,577      $  32,115
----------------------------------------------------------------------------------------------------------------------------------
Interest rate sensitivity gap ratio                 .86           1.48           1.40            .82           3.46

Cumulative interest rate sensitivity gap ratio      .86            .97           1.03           1.01           1.07
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

The Company's gap position is substantially dependent upon the volume of mortgage loans held for sale and held in the portfolio. These loans generally have maturities greater than five years; however, mortgage loans held for sale are generally sold within 5 to 60 days of funding and therefore are classified in the above table as repricing within three months. The Company enters into commitments to sell such loans on a forward basis, usually within 30 to 60 days. The amount of loans held for sale and the amount of forward commitments can fluctuate significantly from period to period. Additionally, interest-bearing transaction accounts, which consist of money market, demand and savings deposit accounts, are classified as repricing within three months. Some of these deposits may be repriced at management's option, and therefore a decision not to reprice such deposits could significantly alter the Company's gap position.

Management expects that, in a declining rate environment, the Company's net interest margin would be expected to decline, and, in an increasing rate environment, the Company's net interest margin would tend to increase. The Company has experienced greater mortgage lending activity through mortgage refinancings and financing new home purchases as rates declined, and may increase its net interest margins in an increasing rate environment if more traditional commercial bank lending becomes a higher percentage of the overall earning assets mix. There can be no assurance, however, that under such circumstances the Company will experience the described relationships to
declining or increasing interest rates.   In 1994, the net interest margin
decreased due to higher funding costs associated with mortgage originations. This was coupled with teaser rates on new fundings, the flattened yield curve and the increase in funding from FHLB advances rather than deposits, all of which caused the net interest margin to decline.

The following table shows the maturity distribution of the Company's commercial and real estate construction loans outstanding as of December 31, 1995, which, based on remaining scheduled repayments of principal, were due within the periods indicated.




                                                             After One
                                                Within         Through        After
                                               One Year      Five Years      Five Years      Total
----------------------------------------------------------------------------------------------------
(IN THOUSANDS)
Commercial                                      $28,467        $26,586         $8,922      $  63,975

Real estate construction                         66,096          3,408         69,504
----------------------------------------------------------------------------------------------------
Total                                           $94,563        $29,994         $8,922       $133,479
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

Loans with fixed interest rates                 $37,171       $  9,472         $3,817      $  50,460

Loans with variable interest rates               57,392         20,522          5,105         83,019
----------------------------------------------------------------------------------------------------
Total                                           $94,563        $29,994         $8,922       $133,479
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------



LIQUIDITY

Liquidity management is monitored by Redwood, as well as by Allied and NBR. Redwood's operations generate debt service costs and administrative costs associated with regulatory reporting and overall planning, which may include acquisition or merger costs. Aside from accessing the capital markets, Redwood's primary source of liquidity is dividends from its financial institution subsidiaries, which amounted to $1,087,000 in 1995 and $600,000 for 1994. Redwood's subsidiaries did not pay dividends during 1993. It is Redwood's general policy to retain excess capital at its subsidiaries, maintaining Redwood's available capital at a level which Redwood's management believes to be consistent with the safety and soundness of the Company as a whole. As of December 31, 1995, Redwood held $1,623,000 in interest-bearing deposits at its subsidiaries and a $3,000,000 subordinated note issued by NBR. At December 31, 1995, NBR could pay additional dividends to the Company of approximately $4,328,000 without prior regulatory approval and Allied could pay additional dividends of approximately $2,329,000. Management believes that at December 31, 1995, the Company's liquidity position was adequate for the operations of Redwood and its subsidiaries for the forseeable future.

In order to enhance the Company's liquidity position, Redwood suspended the payment of its quarterly dividend to common shareholders in the fourth quarter of 1994. In the prior three quarters of 1994, Redwood had declared dividends totaling $.105 per common share.

CAPITAL

A strong capital base is essential to the Company's continued ability to service the needs of its customers. Capital protects depositors and the deposit insurance fund from potential losses and is a source of funds for the substantial investments necessary for the Company to remain competitive. In addition, adequate capital and earnings enable the Company to gain access to the capital markets to supplement its internal growth of capital. Capital is generated internally primarily through earnings retention.

In 1993, the Company issued 575,000 shares of 7.80% Noncumulative Convertible Perpetual Preferred Stock, Series A. The preferred stock is convertible, at the option of the holder, into .8674 shares of common stock for each share of preferred stock. The preferred stock may be redeemed after February 15, 1996, at the option of the Company, at redemption prices which range from $10.55 at February 15, 1996 to $10.00 after February 14, 2003. The preferred stock has a liquidation preference of $10.00.

At the end of 1993, Redwood issued $12 million in long-term debt which qualifies as supplemental capital under government capital regulations. The debt issued was at an interest rate of 8.5% and matures in January 2004. See Notes N and O to the Consolidated Financial Statements.

The Company and each of its principal subsidiaries are required to maintain minimum capital ratios defined by various federal government regulatory agencies. The FRB, the OCC and the OTS have each established capital guidelines, which include minimum capital requirements. The regulations impose three sets of standards: a "risk-based", "leverage" and "tangible" capital standard.

Under the risk-based capital standard, assets reported on an institution's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which is assigned a risk weight. This standard characterizes an institution's capital as being "Tier 1" capital (defined as principally comprising shareholders' equity and noncumulative preferred stock) and "Tier 2" capital (defined as principally comprising the allowance for loan losses and subordinated debt). At December 31, 1993, 1994 and 1995, the Company and its subsidiaries were required to maintain a total risk-based capital ratio of 8%, including a Tier 1 capital ratio of at least 4%.

Under the leverage capital standard, an institution must maintain a specified minimum ratio of Tier 1 capital to total assets, with the minimum ratio ranging from 4% to 6%. The minimum core capital ratio for Allied is 4% and is based on period end assets while the leverage ratio for the Company and NBR is based on average assets for the quarter.

Allied is subject to a minimum tangible capital ratio of 1.5% of adjusted total assets. It is anticipated that Allied will be subject to an OTS regulation issued in August, 1993 that added an interest rate risk component to the risk-based capital requirements of thrifts. The original effective date was to be December 31, 1993 and the regulation has been postponed several times. The effective date has now been postponed indefinitely until the OTS evaluates the effectiveness of its appeals process. Under the proposed regulation, those thrifts that have an above normal interest rate risk exposure must take a deduction from the total capital available to meet their risk-based capital requirement. This deduction will be equal to one-half of the difference between the thrift's actual measured exposure and the normal level of exposure. The actual deduction taken at any quarter end is equal to the lowest amount calculated for the three quarters prior to the reporting date. A thrift's actual measured interest risk is expressed as the change that occurs in its net portfolio value ("NPV") as a result of an immediate 200 basis point increase or decrease in interest rates (whichever results in the lower NPV) divided by the estimated economic value of its assets, as calculated in accordance with OTS instructions. An above normal decline in NPV is one that exceeds 2% of the estimated economic value of its assets.

NBR and Allied maintain insurance on its customer deposits with the Federal Deposit Insurance Corporation ("FDIC"). The FDIC manages the Bank Insurance Fund ("BIF"), which insures deposits of commercial banks such as NBR, and the Savings Association Insurance Fund ("SAIF"), which insures deposits of savings associations such as Allied. FDICIA mandated that the two funds maintain reserves at 1.25% of their respective federally insured deposits.

During 1995, the FDIC announced that the BIF had reached its mandated reserve level, reducing insurance premiums on BIF-insured deposits, and subsequently announcing that deposit insurance premiums on BIF-insured deposits would be reduced at December 31, 1995. The SAIF fund has not yet met its mandated reserve level. As a result, deposit insurance premiums attributable to BIF deposits are less than those attributable to SAIF deposits.

There are numerous regulatory proposals before Congress to address the deposit insurance premium differential between BIF- and SAIF-insured deposits. The most recent plans consist of one-time insurance premium charges attributable to SAIF-insured deposits sufficient to bring the SAIF up to its mandated reserve level, with a corresponding and immediate reduction in SAIF premiums thereafter. Based on 87 basis points on Allied's deposits at March 31, 1995, the resulting after-tax charge to the Company would be approximately $1,670,000. As both the timing and final form of any proposed regulations remain uncertain, no adjustments to the Company's financial statements have been recorded at December 31, 1995.
The table below shows the capital ratios for the Company and its subsidiaries at December 31, 1995.

                                     Company          NBR          Allied
----------------------------------------------------------------------------
 Total capital to risk
   based assets                      11.68%         12.19%         10.47%

 Tier 1 capital to risk
   based assets                       7.24           9.41           9.22

 Leverage ratio                       5.14           7.47            N/A

 Tangible ratio                        N/A            N/A           6.26
----------------------------------------------------------------------------
----------------------------------------------------------------------------

In addition to these capital guidelines, the Federal Deposit Insurance Act of 1991 required each federal banking agency to implement a regulatory framework for prompt corrective actions for insured depository institutions that are not adequately capitalized. The Board of Governors of the Federal Reserve System, FDIC, OCC and OTS have adopted regulations which became effective on December 19, 1992, implementing a system of prompt corrective action pursuant to Section 38 of the Federal Deposit Insurance Act and Section 131 of the FDIC Improvement Act of 1991. The regulations establish five capital categories with the following characteristics:



                                      Total         Tier 1
                                   Risk Based     Risk Based      Leverage
                                  Capital Ratio  Capital Ratio      Ratio
--------------------------------------------------------------------------
"WELL CAPITALIZED" - THE
  institution is not subject
  to an order, written
  agreement, capital
  directive or prompt
  corrective  action
  directive                       at least 10%    at least 6%    at least 5%
-------------------------------------------------------------------------------
 "ADEQUATELY CAPITALIZED"
  - the institution
  does not meet the
  definition of a well-
  capitalized institution          at least 8%    at least 4%    at least 4%
-------------------------------------------------------------------------------
"UNDERCAPITALIZED"                less than 8%   less than 4%   less than 4%
-------------------------------------------------------------------------------
"SIGNIFICANTLY
  UNDERCAPITALIZED"               less than 6%   less than 3%   less than 3%
-------------------------------------------------------------------------------
"critically undercapitalized"
  - the institution has a ratio
  of tangible equity to total
  assets of 2% or less


The regulations established procedures for classification of financial institutions within the capital categories, filing and reviewing capital restoration plans required under the regulations and procedures for issuance of directives by the appropriate regulatory agency, among other matters. The regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified within any of the three "undercapitalized" categories, such as the declaration of the dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified within one of the "undercapitalized" categories. In addition, institutions which are classified in one of the three "undercapitalized" categories are subject to certain mandatory and discretionary supervisory actions. Mandatory supervisory actions include: (1) increased monitoring and review by the appropriate federal banking agency; (2) implementation of a capital restoration plan; (3) total asset growth restrictions; and (4) limitation upon acquisitions, branch expansion, and new business activities without prior approval of the appropriate federal banking agency. Discretionary supervisory actions may include: (1) requirements to segment capital; (2) restriction upon affiliate transactions; (3) restrictions upon deposit-gathering activities and interest rates paid; (4) replacement of senior executive officers and directors; (5) restrictions upon activities of the institution and its affiliates; (6) requiring divestiture or sale of the institution; and (7) any other supervisory action that the appropriate federal banking agency determines is necessary to further the purpose of the regulations.

Under the most stringent capital requirement, the Company has approximately $6,589,000 in excess capital before it becomes under-capitalized. Similarly, Allied has approximately $4,657,000 and NBR has $7,697,000 in excess capital.

QUARTERLY RESULTS


UNAUDITED QUARTERLY STATEMENTS OF OPERATIONS DATA

(in thousands)                                          Q1        Q2        Q3        Q4        Q1        Q2        Q3        Q4
                                                       1994      1994      1994      1994      1995      1995      1995      1995
----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                  $ 3,656   $ 4,120   $ 4,449   $ 5,114   $ 4,612   $ 4,692   $ 4,823   $ 5,576
Provision for credit losses                              245       270       291       289       300       370       385       535
Other operating income                                 5,468     4,984     1,931    (1,498)    4,433     4,121     3,525     4,496
Other operating expense                                7,262     7,488     8,046     9,227     7,197     7,077     6,957     7,785
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                      1,617     1,346    (1,957)   (5,900)    1,548     1,366     1,006     1,752
Provision (benefit) for  income taxes                    691       607      (992)   (2,165)      637       604       391       727
 Net income (loss)                                  $    926   $   739   $  (965)  $(3,735)   $  911   $   762   $   615    $1,025
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available
   for common stock                                 $    814   $   627   $(1,077)  $(3,847)   $  799   $   650   $   503    $1,025

Per share:
  Primary earnings (loss)                           $    .29   $   .22   $ ( .40)  $ (1.45)   $  .30   $   .24   $   .19   $   .38
  Fully-diluted earnings (loss)                          .28       .22      (.40)    (1.45)      .29       .24       .19       .32
  Common dividend                                       .035      .035      .035
Common Stock Prices:
  High                                                $14.63   $ 13.88   $ 13.38  $  10.50    $ 7.25   $  9.25   $ 10.13   $  9.38
  Low                                                  11.75     12.25     10.50      7.00      5.75      6.38      7.25      7.50
  Close                                                13.25     13.50     10.50      7.13      6.75      8.50      8.88      8.00
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Net income in the fourth quarter of 1995 increased $4,760,000 compared to the same quarter in 1994 primarily due to increased gains on sales of loans and securities partially offset by increased loan loss and income tax provisions. The net loss recorded in the fourth quarter of 1994 included a $5,534,000 valuation allowance on mortgage loans held for sale and a restructuring charge of $1,594,000.

The results for the first quarter of 1995 were restated to reflect the adoption of SFAS No. 122 as of January 1, 1995, accounting for an additional $167,000 ($.05 per fully-diluted share) in the first quarter.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Shareholders of
Redwood Empire Bancorp
Santa Rosa, California


We have audited the accompanying consolidated balance sheets of Redwood Empire Bancorp and subsidiaries (Company) as of December 31, 1995 and 1994 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Redwood Empire Bancorp and subsidiaries at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note B to the consolidated financial statements, the Company changed its method of accounting for originated mortgage servicing rights effective January 1, 1995 to conform with Statement of Financial Accounting Standards No. 122.


DELOTTE TOUCHE LLP

January 24, 1996

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE DATA)


Year Ended December 31,                            1995           1994           1993
---------------------------------------------------------------------------------------
Interest income:
  Interest and fees on loans                     $42,469        $35,454        $25,709
  Interest on investment securities                3,187          1,381          1,040
  Interest on federal funds sold                   1,581          1,006            592
  Interest on time deposits due from
    financial institutions                           137            164            124
---------------------------------------------------------------------------------------
Total interest income                             47,374         38,005         27,465
---------------------------------------------------------------------------------------
Interest expense:
  Interest on deposits                            22,730         14,918         11,545
  Interest on other borrowings                     3,841          4,617            931
  Interest on subordinated notes                   1,100          1,131              9
---------------------------------------------------------------------------------------
Total interest expense                            27,671         20,666         12,485
---------------------------------------------------------------------------------------
Net interest income                               19,703         17,339         14,980
Provision for loan losses                          1,590          1,095          1,679
---------------------------------------------------------------------------------------
Net interest income after provision for
  loan losses                                     18,113         16,244         13,301
---------------------------------------------------------------------------------------
Other operating income:
  Service charges on deposit accounts              1,148          1,009          1,085
  Merchant draft processing, net                   1,505          1,168            697
  Loan servicing income                            1,625          1,943            981
  Net realized gains (losses) on sale of
    investment securities available for sale         386            (24)           242
  Gain on sale of loans and loan servicing        10,195          5,448         15,637
  Other income                                     1,716          1,341            535
---------------------------------------------------------------------------------------
Total other operating income                      16,575         10,885         19,177
---------------------------------------------------------------------------------------
Other operating expense:
  Salaries and employee benefits                  14,368         14,147         12,533
  Occupancy and equipment expense                  5,544          5,025          3,237
  Restructuring charge                              (456)         2,409
  Other                                            9,560         10,442          8,845
---------------------------------------------------------------------------------------
Total other operating expense                     29,016         32,023         24,615
---------------------------------------------------------------------------------------
Income (loss) before income taxes                  5,672         (4,894)         7,863
Provision (benefit) for income taxes               2,359         (1,859)         3,299
---------------------------------------------------------------------------------------
Net income (loss)                                  3,313         (3,035)         4,564
Dividends on preferred stock                         336            448            432
---------------------------------------------------------------------------------------
Net income (loss) available for common
  stockholders                                   $ 2,977        $(3,483)       $ 4,132
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
Earnings per common and common equivalent share:
   Primary net income (loss) per share           $  1.11        $ (1.31)       $  1.54
   Fully diluted net income (loss) per share        1.04          (1.31)          1.44
   Dividends per common share                                       .105          .125
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET


December 31,                                                      1995                   1994
------------------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE DATA)
Assets:
Cash and due from banks                                        $ 24,312               $ 18,436
Federal funds sold                                                9,969                 14,918
Due from broker                                                  20,859
------------------------------------------------------------------------------------------------
  Cash and cash equivalents                                      55,140                 33,354
Interest bearing deposits due from financial institutions           417                    512
Investment securities:
  Held to maturity, at cost (market value: 1995 - $6,528,
    1994 - $18,973)                                               6,528                 19,485
  Available for sale, at market (cost: 1995 - $37,195,
    1994 - $22,825)                                              37,436                 22,581
------------------------------------------------------------------------------------------------
    Total investment securities                                  43,964                 42,066
Mortgage loans held for sale                                     62,620                138,003
Loans:
    Portfolio loans                                             368,224                384,569
    Less allowance for loan losses                               (5,037)                (5,787)
------------------------------------------------------------------------------------------------
      Net loans                                                 363,187                378,782
Premises and equipment, net                                       6,561                  8,146
Mortgage servicing rights, net                                    5,970                  6,270
Other real estate owned                                             963                  1,814
Cash surrender value of life insurance                            4,363                  4,179
Other assets and interest receivable                             14,725                 17,526
------------------------------------------------------------------------------------------------
      Total Assets                                             $557,910               $630,652
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity:
Deposits:
  Noninterest bearing demand deposits                         $  65,602              $  48,421
  Interest bearing transaction accounts                         129,436                120,855
  Time deposits $100,000 and over                               139,979                 90,443
  Other time deposits                                           123,376                209,289
------------------------------------------------------------------------------------------------
    Total deposits                                              458,393                469,008
Other borrowings                                                 47,871                112,075
Other liabilities and interest payable                            8,061                  9,375
Subordinated notes                                               12,000                 12,000
------------------------------------------------------------------------------------------------
      Total Liabilities                                         526,325                602,458
------------------------------------------------------------------------------------------------
Shareholders' Equity:
  Preferred stock, no par value; authorized 2,000,000 shares;
    issued and outstanding 575,000 shares; liquidation
    preference of $10.00 per share                                5,750                  5,750
  Common stock, no par value; authorized 10,000,000 shares;
    issued and outstanding: 1995 - 2,679,227 shares,
    1994 - 2,663,360 shares                                      18,728                 18,609
  Retained earnings                                               6,967                  3,990
  Unrealized gain (loss) on investment securities available
    for sale, net of income taxes (1995 - ($101); 1994 - $90)       140                   (155)
------------------------------------------------------------------------------------------------
      Total Shareholders' Equity                                 31,585                 28,194
------------------------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity                 $557,910               $630,652
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                         Unrealized
                                                                                         gain (loss)
For the Years ended                                                                     on investment
December 31, 1995, 1994 and 1993           Preferred          Common         Retained  securities available
(IN THOUSANDS)                                Stock            Stock         Earnings      for sale          Total
---------------------------------------------------------------------------------------------------------------------
Balances, January 1, 1993                    $                $ 16,846       $  5,675     $                $ 22,521
Issuance of preferred stock                      5,750                                                        5,750
Stock options exercised                                            370                                          370
Stock dividend                                                     903           (903)
Cash dividends declared - preferred                                              (432)                         (432)
Cash dividends declared - common                                                 (318)                         (318)
Preferred stock issuance costs                                                   (840)                         (840)
Unrealized losses on investment securities
   available for sale, net of income taxes                                                       (39)           (39)
Net income                                                                      4,564                         4,564
---------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1993                       5,750         18,119          7,746            (39)        31,576
Stock options exercised                                            490                                          490
Cash dividends declared - preferred                                              (448)                         (448)
Cash dividends declared - common                                                 (273)                         (273)
Change in unrealized losses on investment
  securities available for sale, net of
  income taxes                                                                                  (116)          (116)
Net loss                                                                       (3,035)                       (3,035)
---------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1994                       5,750         18,609          3,990           (155)        28,194
Stock options exercised                                            119                                          119
Cash dividends declared - preferred                                              (336)                         (336)
Change in unrealized gains (losses) on investment
  securities available for sale, net of income taxes                                             295            295
Net income                                                                      3,313                         3,313
---------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1995                    $  5,750       $ 18,728       $  6,967       $    140       $ 31,585
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Year Ended December 31,                            1995           1994           1993
-----------------------------------------------------------------------------------------
(IN THOUSANDS)
Cash flows from operating activities:
Net income (loss)                             $    3,313    $    (3,035)   $     4,564
-----------------------------------------------------------------------------------------
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
  Depreciation and amortization, net               2,559            268          1,138
  Deferred taxes                                    (709)           664           (116)
  Net realized losses (gains) on securities
    available for sale                              (386)            24           (242)
  Loans originated for sale                     (848,236)    (1,089,567)    (1,958,898)
  Proceeds from sale of loans held for sale      887,249      1,080,249      1,868,723
  Gain on sale of loans and loan servicing       (10,195)        (5,448)       (15,637)
  Provision for loan losses                        1,590          1,095          1,679
  Change in cash surrender value of
    life insurance                                  (169)          513          (4,692)
  Change in other assets and interest
    receivable                                     2,658         (4,238)        (6,241)
  Change in other liabilities and interest
    payable                                         (829)         1,517          2,998
  Noncash restructuring charge                      (456)         2,035
  Other, net                                      (1,936)           359            636
-----------------------------------------------------------------------------------------
  Total adjustments                               31,140        (12,529)      (110,652)
-----------------------------------------------------------------------------------------
  Net cash provided by (used in) operating
    activities                                    34,453        (15,564)      (106,088)
-----------------------------------------------------------------------------------------
Cash flows from investing activities:
  Acquisitions, net of cash acquired                              5,318
  Net increase in loans                          (30,602)      (108,401)       (27,877)
  Proceeds from sale of loans in portfolio        91,229          6,467          3,618
  Purchases of investment securities
    available for sale                           (51,438)       (16,712)
  Purchases of investment securities held
    to maturity                                  (20,215)        (9,286)       (19,704)
  Sales of investment securities available
    for sale                                      31,481          4,177          4,393
  Maturities of investment securities
    available for sale                            21,000          9,100
  Maturities of investment securities held
    to maturity                                   18,811          5,122          7,637
  Premises and equipment, net                     (1,096)        (4,654)        (2,532)
  Purchase of mortgage servicing rights             (101)        (5,817)          (730)
  Change in interest bearing deposits due from
    financial institutions                            95          4,502         (3,718)
  Proceeds from sale of other real estate owned    3,328          2,372          2,064
-----------------------------------------------------------------------------------------
    Net cash provided by (used in) investing
      activities                                  62,492       (107,812)       (36,849)
-----------------------------------------------------------------------------------------
Cash flows from financing activities:
  Change in noninterest bearing transaction
    accounts                                      17,181         (4,483)        11,210
  Change in interest bearing transaction
    accounts                                       8,580         (5,879)         9,568
  Change in time deposits                        (36,376)        84,778         35,897
  Change in other borrowings                     (64,204)        41,739         64,087
  Issuance of subordinated notes                                                12,000
  Issuance of stock                                  108            425          6,120
  Dividends paid                                    (448)          (810)          (621)
-----------------------------------------------------------------------------------------
    Net cash provided by (used in) financing
      activities                                 (75,159)       115,770        138,261
-----------------------------------------------------------------------------------------
Net change in cash and cash equivalents           21,786         (7,606)        (4,676)
Cash and cash equivalents at beginning
  of period                                       33,354         40,960         45,636
-----------------------------------------------------------------------------------------
Cash and cash equivalents at end of period    $   55,140    $    33,354    $    40,960
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

(Continued)

                                       26


CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)


Year Ended December 31,                             1995           1994           1993
-----------------------------------------------------------------------------------------
(IN THOUSANDS)
Supplemental Disclosures:
Cash paid during the period for:
  Income taxes                                $    2,661    $       582    $     4,724
  Interest expense                                27,547         20,086         12,366
Noncash investing and financing activities:
  Transfer from loans to other real
    estate owned                                   2,434          1,853          3,075
  Transfer from loans to other assets owned                       1,344
  Loans to facilitate sale of other real
    estate owned                                     485            910
  Transfer from mortgage loans held for sale
    to loans                                      15,000         45,443
  Transfer of investment securities from held
    to maturity to available for sale             20,709
Components of cash acquired in acquisitions:
  Fair value of assets, net of cash acquired                $    37,906
  Liabilities assumed                                            43,224
-----------------------------------------------------------------------------------------
  Acquisitions, net of cash acquired                        $     5,318
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF BUSINESS

Redwood Empire Bancorp ("Redwood," and with its subsidiaries, the "Company") is a financial institution holding company headquartered in Santa Rosa, California, and operating in California, Oregon and Washington. Its wholly-owned subsidiaries are National Bank of the Redwoods("NBR"), a national bank chartered in 1985 and Allied Bank, F.S.B., ("Allied"), a federal savings bank chartered in 1986. The Company's business strategy involves two principal business activities, commercial banking and mortgage lending which are conducted through NBR and Allied, respectively.

NBR provides its commercial banking services through five retail branches located in Sonoma County, California and one retail branch located in Mendocino County, California. Loan services at NBR are generally extended to professionals and to businesses with annual revenues of less than $10 million. Commercial loans are primarily for working capital, asset acquisition and commercial real estate. NBR generates noninterest income through merchant draft processing by virtue of its status as a Principal Bank of Visa/MasterCard. As a Preferred Lender under the Small Business Administration ("SBA") Loan Guarantee Program, NBR generates noninterest income through premiums received on the sale of the guaranteed portions of SBA loans and the resulting on-going servicing income on its SBA portfolio. In November 1994, NBR acquired Codding Bank, a California-chartered bank headquartered in Sonoma County, California. In connection with the acquisition, NBR added two branches and approximately $42 million in assets. In October, 1994 NBR also opened a new branch in Mendocino County, California.

The Company's mortgage lending business is conducted entirely through Allied. Allied originates one-to-four family residential mortgage loans which predominantly conform to the underwriting standards set by Fannie Mae or Freddie Mac. Allied also originates mortgage loans through its Allied Diversified Credit division that do not comply with all standards established by Fannie Mae or Freddie Mac. Substantially all mortgage loan originations are packaged and sold into the secondary market. Allied sells substantially all the servicing rights on the mortgage loans it sells and from time to time may purchase mortgage loan servicing rights from other companies, thereby generating ongoing servicing fees. In addition, Allied originates construction loans for its portfolio.

The Company's targeted commercial banking market area includes the California counties north of San Francisco.

Allied's principal targeted mortgage banking territory includes Northern and Central California and Oregon and Washington State. These areas are served by four loan production offices located in Santa Rosa, San Jose and Sacramento, California and Portland, Oregon, all of which provide retail and wholesale lending. To fund its lending activities Allied maintains depository branches in Santa Rosa, Ukiah and Lakeport, California.



In an effort to increase shareholder value the Board of Directors is currently evaluating strategic options relating to Allied. These options include a sale or partial sale of Allied or a merger of Allied into NBR. The ultimate resolution of this evaluation process and actions stemming therefrom, if any, cannot currently be determined.

NOTE B - SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with generally accepted accounting principles and general practice within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A summary of the more significant policies follows:

BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Redwood Empire Bancorp and its wholly-owned subsidiaries, National Bank of the Redwoods and Allied Bank, F.S.B. All material intercompany transactions and accounts have been eliminated.

Certain reclassifications to the 1994 and 1993 financial statements were made to conform to the 1995 presentation.

For the purpose of the statements of cash flows, cash and cash equivalents have been defined as cash, demand deposits with correspondent banks, cash items in transit, federal funds sold and amounts due from broker, which represents a mortgage-backed security traded but not settled, with original maturities of 90 days or less at date of acquisition.

INVESTMENT SECURITIES.  In May, 1993, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company adopted SFAS No. 115 at December 31, 1993 and, accordingly, has classified its investment securities as held to maturity or available for sale. Securities held to maturity are carried at cost adjusted by the accretion of discounts and amortization of premiums. The Company has the ability and intent to hold these investment securities to maturity. Securities available for sale may be sold to implement the Company's asset/liability management strategies and in response to changes in interest rates, prepayment rates and similar factors. Available for sale securities are recorded at market value and unrealized gains or losses, net of income taxes, are included in shareholders' equity. Gain or loss on sale of investment securities is based on the specific identification method.

LOANS AND THE ALLOWANCE FOR LOAN LOSSES. Loans are stated at the principal balance outstanding net of allowance for loan losses and deferred loan fees. Loan fees net of certain related direct costs to originate loans are deferred and amortized over the contractual life of the loan using a method approximating the interest method. Loan fees and direct costs related to the origination of loans held for sale are recognized as a component of gain or loss on sale of mortgage loans when the related loans are sold.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated and is based on management's continual evaluation of the economic climate and other factors
related to the collectability of loan balances.   The factors considered by
management include growth and composition of the loan portfolio, overall portfolio quality, review of specific problem loans, historical loss rates and current economic conditions that may affect the borrower's ability to pay. The actual results could differ significantly from management's estimates. The allowance for loan losses is increased by provisions charged to operations and reduced by loan charge-offs net of recoveries.

On January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure." These statements address the accounting and reporting by creditors for impairment of certain loans. In general, a loan is impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. These statements are applicable to all loans, uncollateralized as well as collateralized, except loans that are measured at the lower of cost or fair value. Impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, the Company measures impairment based on a loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Loans are measured for impairment as part of the Company's normal internal asset review process. The effect of adopting SFAS 114 was not material to the Company's 1995 balance sheet or statement of operations.

Interest income is recognized on impaired loans in a manner similar to that of all loans. It is the Company's policy to place loans that are delinquent 90 days or more as to principal or interest on nonaccrual status unless secured and in the process of collection, and to reverse from current income accrued but uncollected interest. Cash payments subsequently received on nonaccrual loans are recognized as income only where the future collection of principal is considered by management to be probable.

The Company originates loans to customers under a Small Business Administration
(SBA) program that generally provides for SBA guarantees of 70% to 85% of each loan. The Company generally sells the guaranteed portion of each loan to a third party and retains the unguaranteed portion in its own portfolio. A gain is recognized on these loans through collection on sale of a premium over the adjusted carrying value, through retention of an ongoing rate differential less a normal service fee (excess servicing fee) between the rate paid by the borrower to the Company and the rate paid by the Company to the purchaser, or both.

To calculate the gain or loss on the sale, the Company's investment in an SBA loan is allocated among the retained portion of the loan, excess servicing retained and the sold portion of the loan, based on the relative fair market value of each portion. The gain on the sold portion of the loan is recognized. The excess servicing fees are reflected as an asset which is amortized over an estimated life using a method approximating the interest method; in the event future prepayments are significant and future expected cash flows are inadequate to cover the unamortized excess servicing asset, additional amortization would be recognized. SBA loans held for sale are carried at the lower of cost or estimated market value, determined on an aggregate basis.

OTHER REAL ESTATE OWNED. Property acquired by the Company through foreclosure is recorded at the lower of estimated fair value less estimated selling costs (fair value) or cost at the date of foreclosure. At the time the property is acquired, if the fair value is less than the loan amounts outstanding, any difference is charged against the allowance for loan losses. After acquisition, valuations are periodically performed and, if the carrying value of the property exceeds the fair value, a valuation allowance is established by a charge to operations. Subsequent increases in the fair value may reduce or eliminate the allowance.

Operating costs on foreclosed real estate are expensed as incurred. Costs incurred for physical improvements to foreclosed real estate are capitalized if the value is recoverable through future sale.

MORTGAGE BANKING ACTIVITIES. The Company sells residential mortgage loans to a variety of secondary market investors, including Freddie Mac and Fannie Mae. Gains or losses on the sale of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

Mortgage loans held for sale are carried at the lower of cost or market value as determined by outstanding commitments from investors, indicators of value obtained by management from independent third parties, current investor yield requirements calculated on an aggregate loan basis and the market value of its hedging instruments. Valuation adjustments are charged against the gain or loss on sale of mortgage loans.

In order to minimize the risk that a change in interest rates will result in a decrease in the value of the Company's current mortgage loan inventory or its commitments to purchase or originate mortgage loans ("committed pipeline"), the Company utilizes various financial instruments, including derivatives. These instruments involve, to varying degrees, elements of credit and interest-rate risk. All of the Company's derivative financial instruments are held or issued for purposes other than trading.

These instruments include forward sales of mortgage-backed securities ("MBS") and options to sell or buy mortgage-backed or U.S. treasury securities. Unrealized gains and losses resulting from changes in the market value of uncommitted mortgage loans and interest rate locks and open hedge positions are netted. Any net unrealized gain that results is deferred; any net unrealized loss that results is recognized currently. Hedging gains and losses realized before the hedged loans are sold are deferred. Unrealized or realized hedging losses are recognized currently if deferring such losses would result in mortgage loans held for sale and the interest rate locks being valued in excess of their estimated net realizable value.

Option premiums paid for purchased put or call options are amortized on a straight-line basis over the life of the option. Premiums received on written call or put options are recognized when the option expires. Premiums paid or received are included in the carrying values of the related hedged items for purposes of determining lower of cost or market.

Purchased mortgage servicing rights represent the cost of acquiring the right to service mortgage loans. Such amounts are amortized in proportion to, and over the period of, estimated net servicing income based on methods which approximate the interest method. The Company's carrying values of purchased mortgage servicing rights, and the amortization thereon, are evaluated quarterly, by portfolios, and such carrying values are adjusted for indicated impairments based on management's best estimate of the remaining cash flows. Such estimates may vary from the actual remaining cash flows due to unanticipated prepayments of the underlying mortgage loans and increases in servicing costs. The Company's carrying values of purchased mortgage servicing rights do not purport to represent the amount that would be realizable by a sale of these assets in the open market.

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 122 "Accounting for Mortgage Servicing Rights," an amendment of SFAS No. 65 in May 1995. SFAS No. 122 requires a mortgage banking enterprise that purchases or originates mortgage loans with a definitive plan to sell or securitize those loans and retain the mortgage servicing rights to allocate the cost of the mortgage loans based on the relative fair values of the mortgage loans and mortgage servicing rights at the date of purchase or origination. Prior to SFAS No. 122, originated mortgage servicing rights were not recognized for financial statement purposes with the entire cost of the mortgage loan being allocated to the loan.

The Company early adopted SFAS No. 122 on January 1, 1995 as permitted. The effect of adoption on the 1995 statement of operations was to increase gain on sale of loans by $1,830,000 and net income by $857,000 ($.27 per fully-diluted share). SFAS No. 122 prohibited the restatement of results for prior years.

Mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income. The Company evaluates impairment of its mortgage servicing rights quarterly. Impairment is measured on a disaggregated basis using the state of origination as the predominant risk characteristic with respect to originated mortgage servicing rights. Impairment of purchased mortgage servicing rights is measured based on discrete acquisitions. Any impairment is calculated as the difference between fair value and amortized cost by stratum. Fair value is estimated on a loan by loan basis using market prices under comparable servicing sale contracts, when available or, using a cash flow model with current assumptions with respect to prepayments, servicing costs and
other significant factors.   Impairment is recognized through a valuation
allowance by stratum.

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, forward contracts to sell mortgage-backed securities and options written. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company manages credit risk with respect to MBS, and options to sell or buy mortgage-backed or U.S. Treasury securities by entering into agreements with entities approved by senior management and the Board of Directors. These entities include Wall Street firms having primary dealer status. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. For forward contracts to sell mortgage-backed securities and options written, the contract or notional amounts do not represent exposure to credit loss. The Company controls the credit risk of its forward contracts through credit approvals, limits and monitoring procedures.

                                         Contract or notional amount
--------------------------------------------------------------------
Financial instruments whose contract
 amounts represent credit risk:
  Commitments to extend credit                    $152,011,000
  Standby letters of credit                          1,372,000
Financial instruments whose contract
 amounts exceed the amount of credit risk:
  Forward contracts                                 12,770,000
  Options written                                  100,000,000

Loan commitments are typically contingent upon the borrower meeting certain financial and other covenants, and such commitments typically have fixed expiration dates and require payment of a fee. As many of these commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Company evaluates each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits, debt securities, equity securities, or business assets.

Standby letters of credit are conditional commitments written by the Company to guarantee the performance of a customer to a third party. These guarantees relate primarily to inventory purchases by the Company's commercial customers, and such guarantees are typically short-term. Credit risk is similar to that involved in extending loan commitments to customers and the Company accordingly uses evaluation and collateral requirements similar to those of loan commitments. Virtually all such commitments are collateralized.

Forward contracts are contracts for delayed delivery of mortgage-backed securities in which the Company agrees to make delivery at a specified future date of a specified instrument, at a specified yield. Risks arise from the possible inability of counterparties to meet those terms of their contracts and from movements in interest rates. The Company's exposure to risk in the event of default by the counterparty is the difference between the contract price and the current market price.

The Company enters into written call options for purposes of managing its interest rate exposure from mortgage banking activities. These options are contracts that allow the holder of the options to purchase a mortgage-backed security at a specified price and within a specified period of time from the seller, or writer, of the option. As a writer of options, the Company receives a premium at the outset and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option. The Company believes its risk on written call options is substantially limited through the origination of mortgage loans that could be delivered in the event interest rates decrease and the holder exercises its option to buy.

PREMISES AND EQUIPMENT. Premises and equipment consist of building, leasehold improvements, furniture and equipment and are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives for financial reporting purposes and an accelerated method for income tax reporting. Leasehold improvements are amortized over the terms of the lease or their estimated useful lives whichever is shorter.

INCOME TAXES. The Company accounts for income taxes using an asset and liability approach, which requires the recognition of deferred tax assets and liabilities at tax rates in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized currently to the extent that realization of such benefits is more likely than not. These future tax benefits are measured by applying currently enacted tax rates.

EARNINGS PER COMMON SHARE. Earnings per common and common equivalent shares are computed by dividing net income applicable to common stock by the total of the average number of common shares outstanding and the additional dilutive effect of stock options outstanding during the respective period. The calculations give effect to the 3 percent stock dividend declared in 1993. The dilutive effect of stock options is computed using the average market price of the common stock for the period for primary earnings per share.

Earnings per common share, assuming full dilution, are computed by dividing net income by the average number of common shares outstanding during the period, the dilutive effect of the Convertible Preferred Stock assuming conversion at the time it was issued, and the additional dilutive effect of stock options outstanding during the period. The dilutive effect of outstanding stock options is computed using the greater of the closing market price or the average market price of the common stock for the period.

Earnings per common share have been computed based on the following:


Year Ended December 31,                   1995         1994        1993
------------------------------------------------------------------------
(IN THOUSANDS)
Net income (loss)                       $3,313      ($3,035)     $4,564
Dividends on preferred stock               336          448         432
-------------------------------------------------------------------------
Net income (loss) applicable
   to common stock                      $2,977      ($3,483)     $4,132
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Average number of common
   shares outstanding                    2,671        2,649       2,480
Average number of common
   and common equivalent
   shares outstanding                    2,680        2,649       2,679
Average number of common
   shares outstanding assuming
   full dilution                         3,179        2,649       3,171

NEW ACCOUNTING PRONOUNCEMENTS. The Company is required to adopt SFAS No. 123 "Accounting for Stock-Based Compensation" in 1996. SFAS No. 123 establishes accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. Under SFAS No. 123, the Company may either adopt the new fair value-based accounting method or continue the intrinsic value-based method and provide pro forma disclosures of net income and earnings per share as if the accounting provisions of SFAS No. 123 had been adopted. The Company plans to adopt only the disclosure requirements of SFAS No. 123; therefore such adoption will have no effect on the Company's consolidated net earnings or cash flows.

NOTE C - ACQUISITION

On November 4, 1994, NBR acquired Codding Bank, a California-chartered bank headquartered in Rohnert Park, California ("Codding"). The amended acquisition agreement (the "Agreement") provided for a two-step merger transaction in which a wholly-owned non-bank subsidiary of NBR would first be merged into Codding, followed immediately thereafter by the merger of Codding into NBR, with NBR being the surviving entity. The transaction was structured as a cash-for-stock merger, in which shareholders of Codding received $12.12 per share of Codding stock outstanding at the time of the acquisition. Holders of outstanding options to purchase shares of Codding stock received $12.12 per share covered by such options less the option exercise price per share. The transaction was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations". Under this method of accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. The purchase price of Codding totalled $7,028,000 in cash, including merger related expenses. At the merger date, the fair value of the assets acquired totalled approximately $42,048,000, including loans of approximately $28,294,000 and investment securities of approximately $7,935,000 and the fair value of liabilities assumed was approximately $43,224,000, including deposits of $42,817,000. The Company recorded goodwill of $1,176,000 which is being amortized over 15 years on a straight-line basis. The Company's consolidated financial statements include the results of Codding beginning October 31, 1994.

The following Unaudited Pro Forma Combined Summary of Operations presents a pro forma combined summary of operations of the Company and Codding for the years ended December 31, 1994 and 1993 and it is presented as if the merger had been effective on January 1, 1993. This pro forma combined historical summary of operations was adjusted for the amortization of purchase accounting adjustments. The Unaudited Pro Forma Combined Summary of Operations for the year ended December 31, 1993, combines the historical results of the Company and Codding for the year ended December 31, 1993, after giving effect to amortization of purchase accounting adjustments.

The Unaudited Pro Forma Combined Summary of Operations data is intended for informational purposes only and is not necessarily indicative of the future results of operations of the Company, or the results of operations that would have actually occurred had the Codding merger been in effect for the periods presented.

UNAUDITED PRO FORMA COMBINED SUMMARY OF OPERATIONS


Year ended December 31,                                  1994           1993
-------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income                                        $ 41,243       $ 30,809
Interest expense                                         21,682         13,763
-------------------------------------------------------------------------------
Net interest income                                      19,561         17,046
Provision for loan losses                                 1,296          1,890
-------------------------------------------------------------------------------
Net interest income after
  provision for loan losses                              18,265         15,156
Other operating income                                   11,036         19,308
Other operating expense                                  34,015         26,736
-------------------------------------------------------------------------------
Income (loss) before income
taxes and accounting change                              (4,714)         7,728
Provision (benefit) for income taxes                     (1,780)         3,115
-------------------------------------------------------------------------------
Income (loss) before accounting change                   (2,934)         4,613
Change in accounting for income taxes                                       20
Net income (loss)                                        (2,934)         4,633
Dividends on preferred stock                                448            432
-------------------------------------------------------------------------------
Net income (loss) available for
  common stock                                         $ (3,382)       $ 4,201
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Primary earnings (loss) per share                      $  (1.28)       $  1.57
Fully diluted earnings (loss) per share                   (1.28)          1.46
Weighted average shares outstanding:
  Primary                                                 2,649          2,679
  Fully diluted                                           2,649          3,171

NOTE D - CASH AND DUE FROM BANKS

The Company's subsidiaries are required to maintain average reserve balances with the Federal Reserve Bank. The required reserve balance included in cash and due from banks was approximately $3,307,000 and $2,439,000 at December 31, 1995 and 1994.

NOTE E - INVESTMENT SECURITIES

An analysis of the investment security portfolio follows:

                                                                     Gross      Gross
                                                       Amortized   Unrealized Unrealized   Market
(IN THOUSANDS)                                            Cost       Gains      Losses      Value
---------------------------------------------------------------------------------------------------
DECEMBER 31, 1995:
Held to maturity:
  Mortgage-backed and other securities                 $  2,638    $          $          $  2,638
---------------------------------------------------------------------------------------------------
    Total debt securities                                 2,638                             2,638
  FRB and FHLB stock                                      3,890                             3,890
---------------------------------------------------------------------------------------------------
    Total held to maturity                             $  6,528    $          $          $  6,528
---------------------------------------------------------------------------------------------------
 Available for sale:
  U.S. Government obligations                          $ 37,195    $    267   $     26   $  37,436
---------------------------------------------------------------------------------------------------
    Total available for sale                           $ 37,195    $    267   $     26   $  37,436
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
DECEMBER 31, 1994:
Held to maturity:
  U.S. Government obligations                          $  9,329    $          $    512   $   8,817
  Other securities                                        2,093                              2,093
---------------------------------------------------------------------------------------------------
    Total debt securities                                11,422                    512      10,910
  FRB and FHLB stock                                      8,063                              8,063
---------------------------------------------------------------------------------------------------
    Total held to maturity                             $ 19,485    $          $    512   $  18,973
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Available for sale:
  U.S. Government obligations                          $ 22,825    $          $    244   $  22,581
---------------------------------------------------------------------------------------------------
    Total available for sale                           $ 22,825    $          $    244   $  22,581
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Debt securities by contractual maturity at December 31, 1995, were due as follows:


                                      Amortized Cost    Market Value
-----------------------------------------------------------------------
(IN THOUSANDS)
Held to maturity:
  One year or less                          $     38       $     38
  After five years                             2,600          2,600
-----------------------------------------------------------------------
                                            $  2,638       $  2,638
-----------------------------------------------------------------------
-----------------------------------------------------------------------
Available for sale:
  One year or less                          $  9,968       $  9,963
  After one year through five years           15,349         15,492
  After five years                            11,878         11,981
-----------------------------------------------------------------------
                                            $ 37,195       $ 37,436
-----------------------------------------------------------------------
-----------------------------------------------------------------------

Proceeds from sales of investments in debt securities during 1995, 1994 and 1993 were $31,481,000, $4,177,000 and $4,393,000. These sales resulted in the realization of gross gains of $386,000 for 1995 and $242,000 for 1993 and gross losses of $24,000 for 1994.

During 1995, the FASB issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities". The Special Report provided the Company a one-time opportunity to reassess the appropriateness of its designations of securities subject to the accounting and reporting requirements of Statement 115, without calling into question the intent to hold other debt securities to maturity in the future. In accordance with the Special Report, in December 1995, the Company transferred $20,709,000 in U.S. Government obligations with an unrealized gain of $145,000 from held to maturity to available for sale.

Securities carried at approximately $11,607,000 and $13,224,000 at December 31, 1995 and 1994 were pledged to secure public deposits, bankruptcy deposits, and treasury tax and loan borrowings.

NOTE F - MORTGAGE BANKING ACTIVITIES

As part of its mortgage banking activities, the Company enters into forward commitments to sell mortgage loans, either in the form of mortgage-backed securities or as whole loans. These commitments may be optional or mandatory. Under optional commitments, a commitment fee is paid and the Company carries no risk in excess of the loss of such fee in the event that the Company is unable to deliver sufficient mortgage loans to fulfill the commitment. Mandatory commitments may entail possible financial risk to the Company if it is unable to deliver mortgage loans in sufficient quantity or at sufficient rates to meet the terms of the commitments.

In order to minimize the risk that a change in interest rates will result in a decrease in the value of the Company's current mortgage loan inventory or its commitments to purchase or originate mortgage loans ("committed pipeline"), the Company enters into hedging transactions. The Company's hedging policies generally require that its inventory of mortgage loans held for sale and the maximum portion of its committed pipeline that may close be hedged with forward sales of MBS or options to buy or sell mortgage-backed or U.S. Treasury securities. As such, to the extent the Company hedges its committed pipeline, the Company is not exposed to significant interest rate risk nor will it derive any significant benefit from changes in interest rates on the price of the mortgage loan inventory net of gains or losses of associated hedge positions. The correlation between the price performance of the hedge instruments and the inventory being hedged is very high due to the similarity of the asset and the related hedge instrument. The Company is exposed to interest-rate risk to the extent that the portion of loans from the committed pipeline that actually closes at the committed price is less than the portion expected to close in the event of a decline in rates and, in the event such decline in closings is not covered by options to purchase MBS needed to replace the loans in process that do not close at their committed price. The Company determines the portion of its committed pipeline that it will hedge based on numerous factors, including the composition of the Company's committed pipeline, the portion of such committed pipeline likely to close, the timing of such closings and the current interest rate environment.

The following lists the notional amounts of the various hedging instruments outstanding at December 31, 1995 and the date through which exercise dates extend:


                                                       Exercise Dates
                                   Notional Amount     Extend Through
------------------------------------------------------------------------
(IN THOUSANDS)
Forward contracts to sell MBS           $ 12,770       February 1996
Purchased put options:
  MBS                                     30,000       April 1996
  U.S. Treasury                           80,000       March 1996
Purchased call options
   - U.S. Treasury                        25,000       March 1996
Written call options
   - MBS                                  80,000       February 1996
Written put options
   - U.S. Treasury                        20,000       March 1996
------------------------------------------------------------------------
------------------------------------------------------------------------

The Company services mortgage loans and participating interests in mortgage loans owned by investors. The unpaid principal balances of mortgage loans serviced for others are as follows:



December 31,                                   1995             1994
-----------------------------------------------------------------------
(in thousands)
Mortgage loan portfolios serviced for:
 Freddie Mac                              $   468,555       $  510,604
 Fannie Mae                                   411,707          376,455
 Other investors                              159,076           68,597
-----------------------------------------------------------------------
                                          $ 1,039,338       $  955,656
-----------------------------------------------------------------------
-----------------------------------------------------------------------

At December 31, 1995 and 1994, the Company also serviced $19,900,000 and $236,000,000 in loans and participating interests in loans owned by investors, under subservicing agreements.

Escrow funds held in trust for loans serviced for others were $2,809,000 and $2,407,000 at December 31, 1995 and 1994.

The following table provides a summary of the Company's purchased ("PMSR") and originated ("OMSR") mortgage servicing rights portfolio:


                                                                 OMSR
                                                     ----------------------------------------
                                                                States
                                                     ------------------------
                                            PMSR       California     Other        Total
-------------------------------------------------    ----------------------------------------
 (IN THOUSANDS)
 Balance, January 1, 1993            $   1,814       $            $             $
 Purchases                                 730
 Amortization                             (813)
 Valuation adjustments                    (292)
-------------------------------------------------    ----------------------------------------
 Balance, December 31, 1993              1,439
 Purchases                               5,855
 Amortization                             (980)
 Valuation adjustments                     (44)
-------------------------------------------------    ----------------------------------------
 Balance, December 31, 1994              6,270
 Purchases                                  11
 Originations                                            1,616           13         1,829
 Amortization                           (1,787)           (290)         (38)         (328)
 Valuation adjustments                                     (22)          (3)          (25)
-------------------------------------------------    ----------------------------------------
 Balance, December 31, 1995         $    4,494       $   1,304    $     172     $   1,476
-------------------------------------------------    ----------------------------------------
-------------------------------------------------    ----------------------------------------

NOTE G - LOANS AND THE ALLOWANCE FOR LOAN LOSSES

The Company primarily makes residential real estate loans in California, Oregon and Washington and loans to individuals and small businesses primarily in Sonoma and Mendocino Counties, California. There are no major industry segments in the loan portfolio. Outstanding loans by type were:


December 31,                                 1995          1994
-----------------------------------------------------------------
(IN THOUSANDS)
Residential real estate mortgage         $168,022      $222,822
Commercial real estate mortgage            65,655        61,347
Commercial                                 63,975        64,807
Real estate construction                   69,504        33,348
Installment and other                       4,103         5,063
Less deferred fees                         (3,035)       (2,818)
-----------------------------------------------------------------
 Total loans                              368,224       384,569
Less allowance for loan losses             (5,037)       (5,787)
-----------------------------------------------------------------
 Net loans                               $363,187      $378,782
-----------------------------------------------------------------
-----------------------------------------------------------------

A summary of the transactions in the allowance for loan losses follows:


                                    1995           1994           1993
--------------------------------------------------------------------------
(IN THOUSANDS)
Balance, beginning of year         $5,787         $5,209         $4,320
Allowance obtained
  through acquisition                                634
Provision for loan losses           1,590          1,095          1,679
Loans charged off                  (2,450)        (1,202)          (827)
Recoveries                            110             51             37
--------------------------------------------------------------------------
Balance, end of year               $5,037         $5,787         $5,209
--------------------------------------------------------------------------
--------------------------------------------------------------------------

At December 31, 1995 the Company's total recorded investment in impaired loans (as defined by SFAS 114 and 118; see Note B) was $5,202,000 of which $3,515,000 relates to the recorded investment for which there is a related allowance for loan losses of $425,000 determined in accordance with these statements and $1,687,000 relates to the amount of that recorded investment for which there is no related allowance for loan losses determined in accordance with these statements.

The average recorded investment in impaired loans during the year ended December 31, 1995 was $5,196,000. The related amount of interest income recognized during
the period that such loans were impaired was $187,000.   No interest income was
recognized using a cash-basis method of accounting during the period that the loans were impaired.

As of December 31, 1995 and 1994 there were $4,201,000 and $2,314,000 of loans on which the accrual of interest had been discontinued. Interest due but excluded from interest income on these nonaccrual loans was $485,000, $236,000 and $193,000 for the years ended December 31, 1995, 1994 and 1993. Interest income received on nonaccrual loans was $554,000, $166,000 and $43,000 for the years ended December 31, 1995, 1994 and 1993.

At December 31, 1995 and 1994, the Company had $92,000 and $2,767,000 in loans past due 90 days or more in interest or principal and still accruing interest. These loans were collateralized and in the process of collection.

The Company originates SBA loans for sale to investors. A summary of the activity in SBA loans is as follows:


December, 31                    1995           1994           1993
----------------------------------------------------------------------
(IN THOUSANDS)
SBA guaranteed portion
 of loans originated          $ 8,509        $ 9,448        $ 9,720
SBA loans sold                  8,992          8,097          9,163
Premium received at sale          700            689            965
SBA guaranteed portion of
 loans serviced for others     36,203         31,833         24,714
----------------------------------------------------------------------
----------------------------------------------------------------------

The Company has loans receivable from executive officers, directors and related parties. No preference is given to these individuals as these transactions are made in the ordinary course of business at the Company's normal credit terms, including interest rates and collateralization. At December 31, 1994, these loans outstanding totalled $5,000; no balances were outstanding at December 31, 1995.

NOTE H -
PREMISES, EQUIPMENT AND LEASES

A summary of premises and equipment is as follows:


                                              December 31,
                                          1995           1994
---------------------------------------------------------------
(in thousands)
Land                                    $   307        $   307
Building and leasehold improvements       2,556          2,334
Furniture and equipment                  10,917         10,944
---------------------------------------------------------------
Total premises and equipment             13,780         13,585
Less accumulated depreciation
 and amortization                         7,219          5,439
---------------------------------------------------------------
Premises and equipment, net             $ 6,561        $ 8,146
---------------------------------------------------------------
---------------------------------------------------------------


Depreciation expense for the years ended December 31, 1995, 1994 and 1993 was $2,647,000, $2,022,000 and $1,078,000.

The Company leases certain premises and equipment used in the normal course of business. There are no contingent rental payments and the Company has three subleased properties. Total rental expense under all leases, including premises, totalled $2,172,000, $2,336,000 and $1,533,000 in 1995, 1994 and 1993.
Minimum future lease commitments are as follows: 1996 -  $2,443,000; 1997 -
$2,353,000; 1998 -  $2,169,000; 1999 -  $1,476,000; 2000 -   $197,000 and
thereafter -  $951,000.  Minimum future sublease receivables are as follows:
1996 - $85,000; 1997 - $79,000; and 1998 - $34,000.

NBR leases 34,000 square feet of office space for its main office from a partnership that includes one director of a subsidiary as a minority partner. The lease calls for payments of $62,455 per month plus operating cost adjustments through November, 1999. Total lease payments for the years ended December 31, 1995, 1994 and 1993 were $851,000, $839,000 and $753,000.

NOTE I - INCOME TAXES

The provision (benefit) for income taxes consists of the following:


Year Ended December 31,    1995           1994             1993
----------------------------------------------------------------------
(IN THOUSANDS)
Current:
  Federal                $2,897        ($2,424)           $2,502
  State                     171            (99)              913
----------------------------------------------------------------------
                          3,068         (2,523)            3,415
----------------------------------------------------------------------
Deferred:
  Federal                (1,191)           833               (68)
  State                     482           (169)              (48)
----------------------------------------------------------------------
                           (709)           664              (116)
----------------------------------------------------------------------
                         $2,359        ($1,859)           $3,299
----------------------------------------------------------------------
----------------------------------------------------------------------


A reconciliation of the statutory income tax rate to the effective income tax rate of the Company is as follows:


                                 1995         1994         1993
-------------------------------------------------------------------
Income tax at federal
  statutory rate                 35.0%        35.0%        35.0%
State franchise tax, net of
  federal benefit                 7.5          3.6          7.3
Other                             (.9)         (.6)         (.3)
-------------------------------------------------------------------
                                 41.6%        38.0%        42.0%
-------------------------------------------------------------------
-------------------------------------------------------------------


Deferred income taxes reflect the tax effect of temporary differences existing between the financial statement basis and tax basis of the Company's assets and liabilities. Deferred tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not. The Company believes it is more likely than not that the net deferred tax asset at December 31, 1995 will be utilized to reduce future taxable income. Accordingly, there is no valuation allowance associated with deferred tax assets at December 31, 1995. The tax effect of the principal temporary items creating the Company's deferred tax benefit included in other assets and interest receivable are:


December 31,                                   1995        1994
-----------------------------------------------------------------
(IN THOUSANDS)
Deferred tax assets:
  Allowance for loan losses                  $1,300      $1,834
  Mortgage servicing rights                     597          75
  Interest foregone on nonaccrual loans         336          66
  Restructuring costs                           280         762
  Accrued expenses not yet deductible           276          72
  Depreciation                                  201         (78)
------------------------------------------------------------------
    Total deferred tax assets                 2,990       2,731
------------------------------------------------------------------
Deferred tax liabilities:
 Deferred loan fees                             935       1,036
 Installment sale of servicing                              676
 FHLB stock dividends                           326         221
 Securities and loans marked to
  market for tax purposes                       152        (479)
 Premium on loan sales                          125          56
 Unrealized gain (loss) on securities
  available for sale                            101         (90)
 State taxes                                     19         205
 Other real estate owned                          5        (111)
 Other, net                                      53         461
-----------------------------------------------------------------
  Total deferred tax liabilities              1,716       1,975
-----------------------------------------------------------------
Net deferred tax asset                       $1,274      $  756
-----------------------------------------------------------------
-----------------------------------------------------------------

NOTE J - OTHER BORROWINGS
Other borrowings consist of the following:


December 31,                                  1995        1994
------------------------------------------------------------------
(IN THOUSANDS)
Advances from FHLB                         $ 23,000    $ 97,150
Warehouse credit line                                    10,477
Treasury, tax and loan note                   1,463       2,869
Securities and loans sold under
  agreements to repurchase                   21,355         608
Federal funds purchased                       1,445
Capital leases                                  608         971
------------------------------------------------------------------
                                           $ 47,871    $112,075
------------------------------------------------------------------

(a) ADVANCES FROM THE FHLB

The Company has a line of credit for short-term purposes with the Federal Home Loan Bank (FHLB). There were $23,000,000 in advances drawn under this line of credit at December 31, 1995 at 6.24% with an overnight maturity.

The average balance of FHLB advances was $46,600,000 for 1995 at an average interest rate of 6.56%. The highest month-end balance during the year was $112,150,000.

All borrowings from the FHLB must be collateralized, and the Company has pledged approximately $85,430,000 of residential mortgage loans as of December 31, 1995, to the FHLB to secure any funds it may borrow.

(b) WAREHOUSE CREDIT LINE

The Company was eligible for a warehouse credit line in an amount of $50,000,000 at December 31, 1994, subject to adequate collateralization in the form of mortgage loans.

(c) FEDERAL FUNDS PURCHASED, SECURITIES AND LOANS SOLD UNDER AGREEMENTS TO REPURCHASE AND TREASURY TAX AND LOAN NOTE

The Company enters into various short-term borrowing agreements which include Treasury, Tax and Loan borrowings. These borrowings have maturities of one day and are collateralized by investments or loans. Federal Funds purchased had maturities of one day. Securities sold under agreements to repurchase have maturities ranging from January to March 1996 with one agreement having no predetermined maturity. Loans sold under agreements to repurchase had maturities of one day.

The average balance of securities and loans sold under agreements to repurchase was $21,395,000 for 1995 at an average interest rate of 5.88%. The highest month-end balance during the year was $22,950,000.

(d) CAPITAL LEASES

The Company has $608,000 in capital leases at fixed rates from 2.73% to 4.50%. The leases mature through August, 1997, and are collateralized by specific fixed assets with a net carrying value of $376,000 at December 31, 1995.

NOTE K - GAINS ON SALE OF LOANS AND LOAN SERVICING

The components of gains on sale of loans and loan servicing are as follows:


Year Ended December 31,           1995         1994          1993
----------------------------------------------------------------------
(IN THOUSANDS)
Gain (loss) on sale of
 mortgage loans                 $ 9,091      $(5,391)       $14,672
Gains on sale of SBA loans          955          689            965
Gains on bulk servicing sales       149       10,150
----------------------------------------------------------------------
                                $10,195      $ 5,448        $15,637
----------------------------------------------------------------------
----------------------------------------------------------------------

NOTE L - OTHER EXPENSES

The major components of other expense are as follows:


Year Ended December 31,           1995         1994          1993
----------------------------------------------------------------------
(IN THOUSANDS)
Professional fees               $ 2,187      $ 2,065       $ 1,803
Regulatory expense
 and insurance                    1,716        1,345         1,038
Postage and office supplies       1,224        1,013         1,295
Shareholder expenses
 and Director fees                  486          950           700
Advertising                         481          919           531
Telephone                           778          782           535
Electronic data processing        1,022          775           606
Net costs of other
 real estate owned                  163          609           131
Other                             1,503        1,984         2,206
----------------------------------------------------------------------
                                $ 9,560      $10,442       $ 8,845
----------------------------------------------------------------------
----------------------------------------------------------------------

NOTE M -
STOCK OPTIONS AND BENEFIT PLANS

The Company has assumed stock options outstanding that were issued under stock option plans of its subsidiaries prior to their acquisitions and has adopted a stock option plan in 1991 which was amended in 1992. There are 541,000 shares available for options under the plans, with 400,000 shares granted but unexercised at December 31, 1995.

Outstanding options for common stock at December 31, 1995, are exercisable at various dates through 2005. The following table summarizes option activity:


                                           Number of     Option Price
                                            Shares        per Share
-------------------------------------------------------------------------
Balance at December 31, 1992                509,000    $ 4.80 - 10.44
 Adjustment for stock dividends              15,000
 Options granted                             40,000    $ 9.25
 Options exercised                          (52,000)   $ 4.94 - $6.68
 Options cancelled                           (3,000)   $ 7.44
-------------------------------------------------------------------------
Balance at December 31, 1993                509,000    $ 4.94 - 10.44
 Options granted                             55,000    $ 12.88 - 13.00
 Options exercised                          (75,000)   $ 4.94 - 8.24
 Options cancelled                          (24,000)   $ 6.68
-------------------------------------------------------------------------
Balance at December 31, 1994                465,000    $ 4.94 - 13.00
 Options granted                             50,000    $ 8.25
 Options exercised                          (16,000)   $ 6.17 - 7.44
 Options cancelled                          (99,000)   $ 4.94 - 12.88
-------------------------------------------------------------------------
Balance at December 31, 1995                400,000    $ 6.17 - 13.00
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Senior management of the Company and its subsidiaries are eligible to participate in an incentive bonus plan. Incentive bonus plan expenses were $830,000 for 1993; there was no incentive bonus plan expense for 1994 or 1995.

In 1991 the Company established a 401(K) savings plan for employees who have at least one year of continuous service. For 1994 and 1995, the Company contributions were based on a sliding scale where it matched 100% of the first $300 contributed by the employee, 75% of the next $400, 50% of the next $800 and 25% of the next $4,000 for a maximum contribution per employee of $2,000. For 1993, the Company contributed $.25 for each dollar contributed by the employee, up to a maximum of $1,000 per employee. Company contributions totalled $151,000, $186,000 and $43,000 in 1995, 1994 and 1993.

In December 1993 the Company established a supplemental benefit plan (Plan) to provide death benefits and supplemental income payments during retirement for selected officers. The Plan is a nonqualified defined benefit plan and is unsecured and unfunded. Benefits under the Plan are fixed for each participant and are payable over a specific period following the participant's retirement or at such earlier date as termination or death occurs. Participants vest in the plan based on their years of service subsequent to being covered by the Plan. The Company has purchased insurance policies to fund its obligations under the Plan in the event a participant dies prior to retirement. The cash surrender value of such policies was $4,363,000 at December 31, 1995. Under this plan, the Company recognized expense of $221,000, $210,000 and $4,000 in 1995, 1994 and 1993. The aggregate projected benefit obligation of the Plan was approximately $308,000 and $143,000 at December 31, 1995 and 1994. A discount rate of 8.5% was used to determine the aggregate projected benefit obligation for both years. The aggregate vested benefit obligation was $191,000 at December 31, 1995.

NOTE N - SUBORDINATED DEBT
AND PREFERRED STOCK

In 1993, the Company issued $12,000,000 of 8.5% subordinated notes. The notes are due February 15, 2004 and qualify as capital for bank regulatory purposes (total capital). The notes are callable at par after January 15, 1997. Issuance costs of $735,000 are carried as a deferred asset and are amortized over the life of the notes as an adjustment to interest expense.

In 1993, the Company issued 575,000 shares of 7.80% Noncumulative Convertible Perpetual Preferred Stock, Series A. The preferred stock is convertible, at the option of the holder, into .8674 shares of common stock for each share of preferred stock. The preferred stock may be redeemed after February 15, 1996, at the option of the Company, at redemption prices which range from $10.55 at February 15, 1996 to $10.00 after February 14, 2003. The preferred stock has a liquidation preference of $10.00.

NOTE O - REGULATORY MATTERS

One of the principal sources of cash for the Company are dividends from its subsidiary financial institutions. Total dividends which may be declared by the subsidiary financial institutions depend on the regulations which govern them. In addition, regulatory agencies can place dividend restrictions on the subsidiaries based on their evaluation of the financial condition of the subsidiaries. No restrictions are currently imposed by regulatory agencies on the subsidiaries other than the limitations found in the regulations which govern the respective subsidiaries. At December 31, 1995, NBR could pay additional dividends to the Company of approximately $4,328,000 without prior regulatory approval and Allied could pay additional dividends of approximately $2,329,000.

The subsidiary financial institutions are subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the subsidiaries are prohibited from lending to an affiliated company unless the loans are secured by specific types of collateral. Such secured loans and other advances from the subsidiaries are limited to 10 percent of the subsidiary's equity. No such advances were made during 1995.

The Company and its subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. In addition to these capital guidelines, the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) required each federal banking agency to implement a regulatory framework for prompt corrective actions for insured depository institutions that are not adequately capitalized. The Board of Governors of the Federal Reserve System, FDIC, OCC and OTS have adopted such a system which became effective on December 19, 1992. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital classification is also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain a minimum leverage ratio of Tier 1 capital (as defined in the regulations) to adjusted assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). To be considered adequately capitalized as defined under the regulatory framework for prompt corrective action, the Company must maintain a minimum leverage ratio of 4%, Tier 1 risk-based ratio of 4% and total risk-based ratio of 8%. In addition, Allied is subject to a minimum tangible capital ratio of 1.5%. The Company's and its subsidiaries' actual capital amounts and ratios are presented in the table below with the required amount of capital and excess over the required amount.


                                                  Actual        Required
                                                  Amount         Amount         Excess    Actual %
----------------------------------------------------------------------------------------------------
(DOLLARS  IN THOUSANDS)
At December 31, 1995:

COMPANY

  Leverage Capital (to Average Assets)           $29,723        $23,134        $ 6,589    5.14%
  Tier 1 Capital (to Risk-weighted Assets)        27,123         14,991         12,132    7.24
  Total Capital (to Risk-weighted Assets)         43,780         29,981         13,799   11.68
NBR

  Leverage Capital (to Average Assets)            17,283          9,258          8,025    7.47
  Tier 1 Capital (to Risk-weighted Assets)        17,283          7,349          9,934    9.41
  Total Capital (to Risk-weighted Assets)         22,395         14,698          7,697   12.19

ALLIED

  Core Capital (to Total Assets)                  19,955         12,752          7,203    6.26
  Tier 1 Capital (to Risk-weighted Assets)        17,355          7,528          9,827    9.22
  Total Capital (to Risk-weighted Assets)         19,713         15,056          4,657   10.47
  Tangible Capital (to Total Assets)              19,955          4,782         15,173    6.26
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
At December 31, 1994:

COMPANY

  Leverage Capital (to Average Assets)           $26,673        $26,167        $   506    4.08%
  Tier 1 Capital (to Risk-weighted Assets)        26,673         16,288         10,385    6.55
  Total Capital (to Risk-weighted Assets)         43,772         32,577         11,195    10.75

NBR

  Leverage Capital (to Average Assets)            16,076          8,066          8,010     7.97
  Tier 1 Capital (to Risk-weighted Assets)        16,076          6,865          9,211     9.37
  Total Capital (to Risk-weighted Assets)         21,232         13,731          7,501    12.37

ALLIED

  Core Capital (to Total Assets)                  17,664         16,511          1,153     4.27
  Tier 1 Capital (to Risk-weighted Assets)        17,664          9,338          8,326     7.57
  Total Capital (to Risk-weighted Assets)         19,900         18,677          1,223     8.52
  Tangible Capital (to Total Assets)              17,664          6,199         11,465     4.27
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------


Management believes that as of December 31, 1995, the Company and its subsidiaries meet all capital requirements to which they are subject. Under the most stringent capital requirement, the Company has approximately $6,589,000 in excess capital before it becomes "undercapitalized" under the regulatory framework for prompt corrective action. Similarly, Allied has approximately $4,657,000 and NBR has $7,697,000 in excess capital.

The prompt corrective action regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified as "undercapitalized", such as the declaration of the dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified as "undercapitalized". In addition, institutions which are classified as "undercapitalized" are subject to certain mandatory and discretionary supervisory actions.

NOTE P - DIVIDENDS

The Company declared quarterly cash dividends at a rate of $.03 per common share for the fourth quarter of 1992 and the first three quarters of 1993. The cash dividend was increased to $.035 per common share in the fourth quarter of 1993
and remained at $.035 per share for the first three quarters of 1994.   In
December, 1994, the Company suspended its quarterly cash dividend on common shares.

The Company declared cash dividends of $336,000, $448,000 and $432,000 on its preferred stock for the years ended December 31, 1995, 1994 and 1993.

The Company declared a 3 percent stock dividend in 1993. The Company issued 75,000 common shares under this dividend.

NOTE Q - INDUSTRY SEGMENT DATA

During the years ended December 31, 1995, 1994 and 1993, the Company operated in two principal industry segments: mortgage banking and commercial banking. The Company's mortgage banking activities relate to the origination for sale, servicing of sold mortgages and sale of residential mortgage loans. Commercial banking activities relate to the origination of commercial, real estate (including construction) and installment loans for the Company's portfolio and origination and sale of SBA loans. Commercial banking also includes other fee services.

Revenue from mortgage banking activities is defined as interest income on mortgage loans held for sale and investments used to hedge or provide liquidity, gains on sale of loans and loan servicing and income from mortgage loan servicing activities. Revenue for commercial banking activities include interest income on loans and investments and service fee income. Operating profit for both segments excludes holding company expenses and income taxes.

Identifiable assets are those assets that are used in the Company's operations in each industry segment. Corporate assets primarily consist of investments in subsidiaries. Substantially all mortgage loan sales are made to Freddie Mac and Fannie Mae. Capital expenditures and depreciation and amortization expenses are not material for the industry segments.


Year ending December, 31            1995        1993         1992
--------------------------------------------------------------------
(IN THOUSANDS)
REVENUE

Mortgage banking                $ 16,089     $ 16,269     $ 21,537
Commercial banking                47,860       32,621       24,858
--------------------------------------------------------------------
 Total                          $ 63,949     $ 48,890     $ 46,395
--------------------------------------------------------------------
--------------------------------------------------------------------
OPERATING PROFIT (LOSS)

Mortgage banking                $    138     $ (9,821)    $  4,484
Commercial banking                 7,639        6,881        4,242
--------------------------------------------------------------------
Total operating profit (loss)      7,777       (2,940)       8,726
Corporate                         (2,105)      (1,954)        (863)
--------------------------------------------------------------------
Income (loss) before
 income taxes                   $  5,672     $ (4,894)     $ 7,863
--------------------------------------------------------------------
--------------------------------------------------------------------
IDENTIFIABLE ASSETS

Mortgage banking                $105,580     $168,461      $180,228
Commercial banking               450,486      459,444       290,229
Corporate                          1,844        2,747         1,217
--------------------------------------------------------------------
 Total                          $557,910     $630,652      $471,674
--------------------------------------------------------------------
--------------------------------------------------------------------

NOTE R - FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires that the Company disclose the fair value of financial instruments for which it is practicable to estimate that value. Although management uses its best judgment in assessing fair value, there are inherent weaknesses in any estimating technique that may be reflected in the fair values disclosed. The fair value estimates are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgment. Changes in the assumptions used could significantly affect these estimates. Fair value has not been adjusted to reflect changes in market conditions for the period subsequent to the valuation dates of December 31, 1995 and 1994 and therefore estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.

The following estimates and assumptions were used on December 31, 1995 and 1994 to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

(a)  CASH AND CASH EQUIVALENTS

For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

(b)  INTEREST-BEARING DEPOSITS DUE FROM
FINANCIAL INSTITUTIONS

The fair value of interest-bearing deposits held by the Company is based on the discounted cash flows through the date of maturity at market interest rates for similar maturities as of the valuation date.

(c)  INVESTMENTS

Fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. For investments in unregistered mortgage-backed securities with recourse, fair value was estimated based on the expected future cash flows to be received adjusted for prepayments, foreclosures, losses and other significant factors impacting fair value. U.S. Government agency stock has no trading market but is required as part of membership, and therefore it is carried at cost.

(d)  LOANS HELD FOR SALE

For uncommitted residential mortgages held for sale, fair value is estimated using indications of value obtained by management from independent third parties or quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. Committed residential mortgage loans held for sale are valued based on actual commitment prices. Fair value of certain loans held for sale include the value of premiums associated with the sale of the related servicing rights in the instance that a commitment exists for the sale of such servicing at a predetermined rate.

(e)  LOANS RECEIVABLE

To estimate fair value of loans held for investment, including commercial loans, mortgages and construction loans, each loan category is segmented by fixed and adjustable rate interest terms, by estimated credit risk, by maturity, and by performing and nonperforming categories.

The fair value of performing loans is estimated by discounting contractual cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined using available market information.

The fair value of nonperforming loans and loans delinquent more than 30 days is estimated by discounting estimated future cash flows using current interest rates with an additional risk adjustment reflecting the individual characteristics of the loans.

(f)  INTEREST RECEIVABLE

For interest receivable, the carrying amount is a reasonable estimate of fair value.

(g)  MORTGAGE SERVICING RIGHTS

The fair value of mortgage servicing rights is estimated on a loan by loan basis using market prices under comparable servicing sale contracts, when available or, using a cash flow model with current assumptions with respect to prepayments, servicing costs and other significant factors.

(h)  DEPOSIT LIABILITIES

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest bearing demand deposits, savings and money market accounts, is equal to the amount payable on demand on December 31, 1995 and 1994. The fair value of time deposits, is based on the discounted value of contractual cash flows. The discount rate is based on rates currently offered for deposits of similar size and remaining maturities.

(i)  OTHER BORROWINGS AND SUBORDINATED NOTES

The discounted value of contractual cash flows at market interest rates for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

(j)  COMMITMENTS TO FUND MORTGAGE LOANS

The fair value of commitments to fund fixed-rate mortgage loans represents the estimated gain (loss) to the Company of fully funding its commitments at current interest rates and selling the underlying loans in the secondary market.

(k)  COMMITMENTS TO FUND OTHER LOANS

The fair value of commitments to fund other loans represents fees currently charged to enter into similar agreements with similar remaining maturities.

(l)  FORWARD CONTRACTS TO SELL MBS

The fair value of forward contracts to sell MBS represents the difference between current rates for similar quantities and delivery dates of mortgage-backed securities as compared to the contractual rates.

(m)  PURCHASED AND WRITTEN OPTIONS

Carrying value represents premiums paid or received. Fair values were obtained from third party dealers of such options.

The estimated fair values of the Company's financial instruments are as follows:
December 31


                                             1995                         1994
                                   CARRYING        FAIR          Carrying        Fair
                                    AMOUNT         VALUE          Amount         Value
-------------------------------------------------------------------------------------------
(IN THOUSANDS)
ASSETS:

 Cash and cash equivalents         $ 55,140       $ 55,140       $ 33,354       $ 33,354
 Interest-bearing deposits              417            417            512            512
 Investments                         43,964         43,964         42,066         41,554
 Loans held for sale                 62,620         64,251        138,003        138,003
 Portfolio loans, net               363,187        366,046        378,782        377,159
 Interest receivable                  3,825          3,825          3,476          3,476
 Mortgage servicing rights            5,970          7,446          6,270          9,982

LIABILITIES:

 Deposits                           458,393        458,070        469,008        470,392
 Other borrowings                    47,871         45,438        112,075        112,075
 Subordinated notes                  12,000         12,300         12,000         11,160

UNRECOGNIZED FINANCIAL INSTRUMENTS:

 Commitments to fund mortgage loans                     76                            51
 Commitments to fund other loans                       349                           353
 Forward contracts to sell MBS                         (64)
 Purchased put options:
   MBS                                  217             84
   U.S. Treasury                        340            197
 Purchased call options -
   U.S. Treasury                        308            320
 Written call options - MBS             261            464
 Written put options -
   U.S. Treasury                        204            170
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

NOTE S - RESTRUCTURING CHARGE

During the third and fourth quarters of 1994, the Company implemented major cost reduction programs in response to declining origination volumes in the Company's mortgage banking business and recorded a restructuring charge of $815,000 in the third quarter and $1,594,000 in the fourth quarter. During 1995, the Company was able to sublease some of the properties noted below and recorded a recovery of $456,000. The restructuring entailed closing wholesale mortgage production offices in Fresno, San Diego, San Ramon and Windsor, California, Phoenix, Arizona and Seattle, Washington. The charge also includes the effects of consolidation of leased space in the Sacramento and Santa Rosa, California offices and termination of related employees. The restructuring charge consisted of:


                                 1995               1994
--------------------------------------------------------------
Severance expenses
  for 125 employees                              $  374,000
Writeoff (recovery) of
  estimated present value
  of discontinued leases      $(456,000)          1,683,000
Writeoff of leasehold
  improvements,
  furniture and fixtures                            352,000
--------------------------------------------------------------
                              $(456,000)         $2,409,000
--------------------------------------------------------------
--------------------------------------------------------------



At December 31, 1995, $619,000 of the restructuring charge remained in other liabilities, substantially all of which is related to the future minimum lease payments associated with the closed facilities. The Company is actively seeking sublease tenants for many of these closed facilities and a portion of the restructuring charge may be reversed in future periods if the Company is successful in entering into such arrangements.

NOTE T - COMMITMENTS AND CONTINGENCIES

NBR and Allied maintain insurance on its customer deposits with the Federal Deposit Insurance Corporation ("FDIC"). The FDIC manages the Bank Insurance Fund ("BIF"), which insures deposits of commercial banks such as NBR, and the Savings Association Insurance Fund ("SAIF"), which insures deposits of savings associations such as Allied. FDICIA mandated that the two funds maintain reserves at 1.25% of their respective federally insured deposits.

During 1995, the FDIC announced that the BIF had reached its mandated reserve level, reducing insurance premiums on BIF-insured deposits, and subsequently announcing that deposit insurance premiums on BIF-insured deposits would be reduced at December 31, 1995. The SAIF fund has not yet met its mandated reserve level. As a result, deposit insurance premiums attributable to BIF deposits are less than those attributable to SAIF deposits.

There are numerous regulatory proposals before Congress to address the deposit insurance premium differential between BIF- and SAIF-insured deposits. The most recent plans consist of one-time insurance premium charges attributable to SAIF-insured deposits sufficient to bring the SAIF up to its mandated reserve level, with a corresponding and immediate reduction in SAIF premiums thereafter. Based on 87 basis points on Allied's deposits at March 31, 1995, the resulting after-tax charge to the Company would be approximately $1,670,000. As both the timing and final form of any proposed regulations remain uncertain, no adjustments to the Company's financial statements have been recorded at December 31, 1995.

Certain lawsuits and claims arising in the ordinary course of business have been filed or are pending against the Company or its subsidiaries. Based upon information available to the company, its review of such lawsuits and claims and consultation with its counsel, the Company believes the liability relating to these actions, if any, would not have a material adverse effect on its financial position.

NOTE U - CONDENSED FINANCIAL INFORMATION
OF REDWOOD EMPIRE BANCORP (PARENT ONLY)

BALANCE SHEETS


December 31,                                   1995             1994
------------------------------------------------------------------------
(IN THOUSANDS)
ASSETS

 Cash                                       $  1,623         $    626
 Investment in subsidiaries                   39,100           35,362
 Capitalized issuance costs                      735              815

 Other assets                                  2,486            3,676
------------------------------------------------------------------------
  Total assets                               $43,944          $40,479
------------------------------------------------------------------------
------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

 Accounts payable                            $   359          $   285
 Subordinated notes                           12,000           12,000
------------------------------------------------------------------------
  Total liabilities                           12,359           12,285
------------------------------------------------------------------------
 SHAREHOLDERS' EQUITY:

 Preferred stock, authorized
  2,000,000 shares;  issued
  and outstanding 575,000 shares               5,750            5,750

 Common stock, no par value:
  authorized 10,000,000 shares;
  issued and outstanding:
  1995 - 2,679,227 shares;
  1994 - 2,663,360 shares                     18,728           18,609

 Retained earnings                             6,967            3,990

 Unrealized gain (loss) on investment
  securities  available for sale,
  net of taxes                                   140             (155)

  Total shareholders' equity                  31,585           28,194
------------------------------------------------------------------------
Total liabilities and
 shareholders' equity                        $43,944          $40,479
------------------------------------------------------------------------
------------------------------------------------------------------------


STATEMENTS OF OPERATIONS


Year Ended December 31,                                     1995            1994            1993
----------------------------------------------------------------------------------------------------
(IN THOUSANDS)
Operating income:
 Management service fees                                 $   403         $    61         $    88
 Dividends from subsidiaries                               1,087             600
 Interest income from subsidiaries                           292             311              66
 Other income                                                                 13               5
----------------------------------------------------------------------------------------------------
  Total operating income                                   1,782             985             159
----------------------------------------------------------------------------------------------------
Expenses:
 Interest expense                                          1,100           1,131               5
 Operating expenses                                        1,700           1,208             872
----------------------------------------------------------------------------------------------------
  Total expenses                                           2,800           2,339             877
----------------------------------------------------------------------------------------------------
Loss before undistributed income of subsidiaries          (1,018)         (1,354)           (718)
Equity in undistributed income (loss) of subsidiaries      3,447          (1,900)          5,282
----------------------------------------------------------------------------------------------------
Income (loss) before income taxes                          2,429          (3,254)          4,564
Income tax benefit                                          (884)           (219)
----------------------------------------------------------------------------------------------------
Net income (loss)                                        $ 3,313         $(3,035)        $ 4,564
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------


STATEMENTS OF CASH FLOWS


Year Ended December 31,                                     1995            1994           1993
----------------------------------------------------------------------------------------------------
(IN THOUSANDS)
Cash flows from operating activities:
 Net income (loss)                                       $ 3,313         $(3,035)        $ 4,564
----------------------------------------------------------------------------------------------------
 Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
   Amortization and depreciation                              10               5               9
   Equity in undistributed net loss (income)
    of subsidiaries                                       (3,447)          1,900          (5,282)
   Change in other assets                                  1,275            (300)         (1,076)
   Change in other liabilities                               186             225            (733)
----------------------------------------------------------------------------------------------------
    Total adjustments                                     (1,976)          1,830          (7,082)
----------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating activities    1,337          (1,205)         (2,518)
----------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Investment in subsidiaries                                               (6,000)         (7,948)
----------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                 (6,000)         (7,948)
----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Notes issued                                                                             12,000
 Stock issuance                                              108             425           6,120
 Cash dividends                                             (448)           (810)           (621)
----------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities     (340)           (385)          17,499
----------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                  997          (7,590)           7,033
Cash at beginning of year                                    626           8,216            1,183
----------------------------------------------------------------------------------------------------
Cash at end of year                                      $ 1,623         $   626          $ 8,216
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

OTHER INFORMATION

Redwood Empire Bancorp
111 Santa Rosa Avenue
P.O. Box 402
Santa Rosa, CA 95402-0402
(707) 545-9611
American Stock Exchange
Symbol "REB"


SUBSIDIARY LOCATIONS

National Bank of the Redwoods
111 Santa Rosa Avenue
P.O. Box 402
Santa Rosa, CA 95402-0402
(707) 545-4800

Allied Bank, F.S.B.
2227 Capricorn Way
Santa Rosa, CA 95407
(707) 524-5500

Redwood Empire Datacorp
111 Santa Rosa Avenue
P.O. Box 402
Santa Rosa, CA 95402-0402
(707) 573-4800


DIRECTORS

Redwood Empire Bancorp

Orlando J. Antonini
Business Consultant

Haskell E. Boyett
PG&E Division Manager, Retired

John H. Downey
Chairman of the Board
Redwood Empire Bancorp

Patrick W. Kilkenny
President, Chief Executive Officer
Redwood Empire Bancorp

John R. Olsen
Standard Insurance Company
Investment Division, Retired

William B. Stevenson
Principal
Financial Institutions Analysts &
Consultants, Inc.

Tom Whitaker
President, Chief Executive Officer
Motion Analysis Corporation


EXECUTIVE OFFICERS

Patrick W. Kilkenny
President, Chief Executive Officer

James E. Beckwith
Chief Financial Officer


SUBSIDIARY DIRECTORS

National Bank of the Redwoods

Orlando J. Antonini
Haskell E. Boyett
Richard I. Columbini
John H. Downey
Margie Handley
Dennis E. Kelley
Patrick W. Kilkenny
John R. Olsen
Patricia "Padi" Selwyn
William B. Stevenson
Tom Whitaker


Allied Bank, F.S.B.

Orlando J. Antonini
Haskell E. Boyett
John H. Downey
Patrick W. Kilkenny
Terance O'Mahoney
John R. Olsen
William B. Stevenson
Tom Whitaker

DIVIDEND DISBURSEMENT AGENT, REGISTRAR AND TRANSFER AGENT FOR COMMON AND PREFERRED STOCK

Registered shareholders with questions about dividends, changes of address, lost certificates, or name changes should contact:

Shareholder Relations
First Interstate Bank of California
405 Montgomery Street
San Francisco, CA 94104


Dividend Reinvestment and Stock
Purchase Plan

Shareholders may purchase additional shares of the Company's Common Stock conveniently and without fees or commissions through dividend reinvestment or direct cash payments. Further information may be obtained by writing to:

First Interstate Bank of Califonia
Dividend Reinvestment Department
Box 60975 - Terminal Annex
Los Angeles, CA 90060-60975
(800) 522-6645




FORM 10-K

A copy of the Company's Annual Report on Form 10-K to be filed with the Securities and Exchange Commission will be furnished free of charge upon written request to:
Shareholder Relations
111 Santa Rosa Avenue
P.O. Box 402
Santa Rosa, CA 95402-0402

[REDWOOD EMPIRE BANCORP IN SCRIPT]







[REDWOOD EMPIRE BANCORP LOGO]
111 Santa Rosa Avenue
Santa Rosa, CA 95402-0402
707-545-9611